As Filed with the Securities and Exchange Commission on May 15, 2002 File No. 24-10009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDMENT TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THIRD STREET BANCSHARES, INC.
(Exact name of issuer as specified in its charter)

Ohio
(State or other jurisdiction of incorporation or organization)

115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Address and telephone number of registrant's principal executive offices)

James A. Meagle, Jr., President
Third Street Bancshares, Inc.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750
(740) 373-9200
(Name, address and telephone number of agent for service)

Copy to:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215
(614) 228-4546

6712
(Primary Standard Industrial
Classification Code Number)

31-1600436
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I -- NOTIFICATION

PART 1 - NOTIFICATION

ITEM 1. Significant Parties

(a) The names and business and residential addresses of the issuer's directors are as follows:

Director	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(b) The names of the issuer's officers and their business and residential addresses are as follows:

Officer	Business Address	Residential Address
James A. Meagle, Jr. President	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
W. Bryan Pennybacker Treasurer, Chief Financial Officer	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#9 Silos Williamstown, WV 26187
Carolyn A. Ewart Secretary	115 Third Street P.O. Box 755 Marietta, Ohio 45750	638 Fourth Street Marietta, Ohio 45750

(c) Not applicable.

(d) The names of record owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(e) The names of beneficial owners of 5 percent or more of any class of the issuer's equity securities and their business and residential addresses are as follows:

Shareholder	Business Address	Residential Address
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
Thomas G. Love	Route 3, Box 347 Marietta, Ohio 45750	Route 3, Box 347 Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750
Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(f) The names and business and residential addresses of the promoters of the issuer are as follows:

Promoter	Business Address	Residential Address
C. Fred Hunter, Jr.	1602 Glendale Road, #3 Marietta, Ohio 45750	1602 Glendale Road, #3 Marietta, Ohio 45750
Robert G. Kelly	130 Second Street Marietta, Ohio 45750	607 Wooster Street Marietta, Ohio 45750
James A. Meagle, Jr.	115 Third Street P.O. Box 755 Marietta, Ohio 45750	#5 Floral Circle Marietta, Ohio 45750
Richard A. Spindler	115 Third Street P.O. Box 755 Marietta, Ohio 45750	309 Ohio Street Marietta, Ohio 45750

Dan S. Stephan, Jr.	P.O. Box 1199 Parkersburg, W.V. 26102-1199	81 Northwood Villa Estates Parkersburg, W.V. 26104
William C. Wigal	Route 5, Box 190-A Marietta, Ohio 45750	Route 5, Box 190-A Marietta, Ohio 45750
Neil R. Wynn	140 Wynnwood Drive Marietta, Ohio 45750	140 Wynnwood Drive Marietta, Ohio 45750

(g) Affiliates of the issuer:

Settlers Bank
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

(h) Counsel to the issuer with respect to the proposed offering:

Mark A. Peterson, Esq.
Shuler, Plank & Brahm
A Legal Professional Association
145 East Rich Street
Columbus, Ohio 43215

(i) Each underwriter with respect to the proposed offering:

Underwriter	Business Address
Community Banc Investments, Inc.	26 East Main Street New Concord, Ohio 43762

(j) The underwriter's directors:

Director	Business Address	Residential Address
Greig A. McDonald	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762

(k) The underwriter's officers:

Officer	Business Address	Residential Address
Greig A. McDonald President and Treasurer	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	P.O. Box 128 26 East Main Street New Concord, Ohio 43762
Michael D. West Secretary	P.O. Box 128 26 East Main Street New Concord, Ohio 43762	49821 High Street St. Clairsville, Ohio 43950

(l) Not applicable.

(m) Counsel to the underwriter:

H. Grant Stephenson, Esq.
Porter, Wright, Morris and Arthur
41 South High Street
Columbus, Ohio 43215

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions of Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Community Banc Investments, Inc. will be offering the securities in Ohio.

(b) The securities will also be offered by officers and directors of the issuer in West Virginia and will be offered first to persons who are existing shareholders of the issuer. If the maximum number of shares being offered hereby is not purchased by those shareholders, the securities may be offered to the public in West Virginia by the Company. Offers will be made primarily through direct mail but also through personal contact. The issuer may also advertise the issue in West Virginia as permitted under Rule 251(d)(1)(C), but has no present plan to do so. The securities will initially be offered primarily in Ohio (by the Underwriter) and in West Virginia (by the issuer). However, the issuer may make limited offers and sales in other states to the extent exemptions from registration are available under such other states' securities laws.

The following individual officers and directors of the issuer may make offers and sales of the securities on behalf of the issuer in the State of West Virginia:

Carolyn A. Ewart
C. Fred Hunter, Jr.
Robert G. Kelly
James A. Meagle, Jr.
W. Bryan Pennybacker
Richard A. Spindler
Dan S. Stephan, Jr.
Neil R. Wynn

The foregoing individuals will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a)(1) Third Street Bancshares, Inc.

(a)(2) 16,940 stock options of the issuer have been granted to date under The Third Street Bancshares, Inc. 1999 Stock Incentive Plan. To date, none of the outstanding stock options has been exercised.

(a)(3) All 16,940 options were granted by the issuer to key employees and directors of the issuer and Settlers Bank. The options provided for an exercise price of $25 per share.

(a)(4) The names and identities of the persons to who such options were granted are as follows:

Name	Identity	Date	Amount
William C. Deem	Individual	7/99	200
		7/00	200
		7/01	200
Carolyn A. Ewart	Individual	7/99	750
		7/00	750
		7/01	750
Kristi G. Hager	Individual	1/01	200
Steven C. Hall	Individual	7/99	1,000
		7/00	1,000
		7/01	1,000

Martha K. Kellar	Individual	7/99	40
		7/00	40
		7/01	40
James A. Meagle, Jr.	Individual	7/99	1,500
		7/00	1,500
		7/01	1,500
Amy J. Morgan	Individual	7/99	20
		7/00	20
		7/01	20
William F. O'Connor	Individual	11/99	200
		11/00	200
		11/01	200
W. Bryan Pennybacker	Individual	7/99	1,000
		7/00	1,000
		7/01	1,000
Donna L. Perine	Individual	7/99	850
		7/00	850
		7/01	850
Charlene E. Ullman	Individual	7/99	20
		7/00	20
		7/01	20

(b) None.

(c) The securities were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, Regulation D and/or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933. Each recipient of such securities was a key employee and/or director of the issuer and/or Settlers Bank, the issuer's wholly-owned subsidiary. Each recipient who was not an accredited investor at the time (as defined by Rule 501) was determined by the issuer to have such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

(a) None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

NONE.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

W. Bryan Pennybacker is a Certified Public Accountant and employed as the issuer's Treasurer and Chief Financial Officer. As such, Mr. Pennybacker assisted the issuer in preparing the financial statements included in this Form 1-A Offering Statement.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable.

PART II -- OFFERING CIRCULAR

OFFERING STATEMENT
THIRD STREET BANCSHARES, INC.
50,000 Common Shares

This Offering Statement relates to the offering of 50,000 shares of the no par common stock of Third Street Bancshares, Inc., an Ohio corporation (the "Company"). See "SECURITIES BEING OFFERED." The Shares are being offered first to the approximately 250 persons who are existing shareholders of the Company and then to the public at a price of $30.00 per Share (the "Offering"). The Shares will be offered for sale (i) in the State of West Virginia by the officers and directors of the Company who will not be paid a selling commission, and (ii) in the State of Ohio by Community Banc Investments, Inc. on a "best efforts" basis (Community Banc Investments, Inc. is hereinafter sometimes referred to as the "Underwriter").

The Company was incorporated on May 28, 1998. The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company. The Bank is located in Marietta, Ohio and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The executive offices of the Company are located at 115 Third Street, Marietta, Ohio 45750 and its telephone number is (740) 373-9200.

A minimum of 33,334 Shares must be sold in the Offering. The Company and the Underwriter will initially offer the Shares to existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on June 30, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by June 30, 2002, the remaining Shares will be offered to the public and the shareholders. If the minimum number of Shares is not sold by September 30, 2002, this Offering will be terminated, unless extended by the Company to no later than March 31, 2003. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement.

Until the minimum number of Shares is sold, all funds received by the Company will be placed in escrow. If the minimum number of Shares is not sold, this Offering will be terminated, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor all funds received from such investor for the purchase of Shares, with interest. See "PLAN OF DISTRIBUTION".

There is no public market for the Company's Shares and there can be no assurance that a public market will develop for the Shares.

[cover page continued on next page]

[cover page continued]

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Price To Public	Underwriting Commission[2]	Proceeds To Issuer[3]
Per Share	$30.00[1]	$1.50	$28.50
Total Minimum	$1,000,020.00	$50,001.00	$950,019.00
Total Maximum	$1,500,000.00	$75,000.00	$1,425,000.00

1. The offering price for the Shares has been arbitrarily determined by the Company and is not based on any objective criteria.

2. The 50,000 Shares being offered in this Offering will be offered for sale (i) by the officers and directors of the Company who will not be paid a selling commission, and (ii) by the Underwriter on a "best efforts" basis. The Underwriter will receive a cash commission equal to 5% of the gross proceeds from its sale of such Shares. The Underwriter may, pursuant to the Underwriting Agreement with the Company, engage the services of other underwriters in order to sell such Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to 5% of the gross proceeds from their sales of such Share. None of the underwriters have any obligation to purchase any Shares. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "PLAN OF DISTRIBUTION."

3. Proceeds are determined before deducting expenses of the Company (other than selling commissions) related to this Offering anticipated to aggregate not more than $50,000. Such expenses are anticipated to include, but not be limited to, approximately $30,000 in legal fees, $10,000 in accounting fees, $2,500 in printing fees, $500 for postage and mailing fees, $1,750 for escrow services, and $5,250 for miscellaneous costs and expenses.

[cover page continued on next page]

[cover page continued]

This Offering will terminate on September 30, 2002 unless extended no later than March 31, 2003. See "THE OFFERING".

The proposed sale of Shares to the public will commence upon qualification of this Offering by the United States Securities and Exchange Commission.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE BEING OFFERED AND SOLD IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 3(B) OF THE ACT AND REGULATION A OF THE SECURITIES AND EXCHANGE COMMISSION.

THE SHARES HAVE BEEN REGISTERED WITH THE OHIO DIVISION OF SECURITIES PURSUANT TO SECTION 1707.091 OF THE OHIO REVISED CODE AND WITH THE WEST VIRGINIA DIVISION OF SECURITIES PURSUANT TO SECTION 32-3-303 OF THE WEST VIRGINIA REVISED CODE. SUCH REGISTRATIONS SHOULD NOT BE CONSTRUED TO IMPLY ANY GUARANTY OR OBLIGATION AS TO THE SHARES ON THE PART OF THE STATE OF OHIO OR THE STATE OF WEST VIRGINIA. THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES LAWS OF ANY OTHER STATE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON WHO HAS NOT EXECUTED, COMPLETED AND RETURNED A SUBSCRIPTION AGREEMENT AND A PURCHASER SUITABILITY QUESTIONNAIRE.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OR HER OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY REPRESENTATIVE OF THE COMPANY AS INVESTMENT, LEGAL OR TAX ADVICE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION FOR COMMON SHARES SUBMITTED TO IT FOR ANY REASON, INCLUDING, BUT NOT LIMITED TO, ANY SUBSCRIPTION FOR WHICH THE ACCEPTANCE BY THE COMPANY OR SUBSEQUENT ISSUANCE OF SHARES PURSUANT THERETO WOULD, IN THE COMPANY'S OPINION, RESULT IN A VIOLATION OF LAW OR CHANGE IN VOTING CONTROL, REQUIRE REGULATORY APPROVAL, CAUSE THE COMPANY TO BECOME A REPORTING COMPANY, OR OTHERWISE NOT BE IN THE BEST INTEREST OF THE COMPANY.

TABLE OF CONTENTS

SUMMARY INFORMATION

The following summary is qualified in its entirety by the detailed financial and other information appearing elsewhere in this Offering Statement.

The Company

The principal business of the Company is operating an Ohio-chartered commercial bank named Settlers Bank (the "Bank"). The Bank is a wholly-owned subsidiary of the Company and its principal asset. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200. See "DESCRIPTION OF BUSINESS".

Risk Factors

An investment in the Common Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain a total loss of their investment. A prospective investor should consider carefully the risk factors discussed below. See "RISK FACTORS".

Business

The Company operates as a bank holding company. Although wholly-owned by the Company, the Bank is an independent community bank offering a wide range of services. The Bank's strategy for attracting business depends on the efforts of its officers to provide personalized, focused service to the Bank's customers. Although the Bank does not differ significantly from other community banks with respect to services or pricing, it believes that it has a strategic advantage over its competitors due to the responsiveness and accessibility of the officers of the Bank. The Bank believes that by giving attention to detail at the most senior level it will attract small businesses and other customers who value such service. See "DESCRIPTION OF BUSINESS".

The Offering

The Company is offering up to 50,000 of its Common Shares, without par value (the "Shares"), at a price of $30.00 per Share. The purpose of the Offering is to raise capital to support the growth of the Bank and the Company. The 50,000 Shares being offered in this Offering will be offered for sale (i) in the State of West Virginia by the officers and directors of the Company who will not be paid a selling commission, and (ii) in the State of Ohio by the Underwriter on a "best efforts" basis.

The Company and the Underwriter will initially offer the Shares to the approximately 250 persons who are existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on June 30, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by June 30, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. Interested persons may contact the Escrow Agent (at the number listed below) or the Company at any time during the Offering to inquire about the actual number of Shares remaining available in the Offering. Funds received from investors in this Offering will be held in escrow at Park National Bank. Park National Bank is located at 50 North Third Street, Newark, Ohio 43058-3500 and their telephone number is (740) 349-3772. The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company may make limited offers and sales in other states to the extent exemptions from registration are available under such states securities laws. See "PLAN OF DISTRIBUTION".

Capital Stock Outstanding

Immediately prior to the issuance and sale of the Common Shares offered hereby, 228,000 Common Shares of the Company were issued and outstanding. In addition, the Company has granted stock options under the Company's 1999 Stock Incentive Plan which may be exercised into 16,940 Common Shares. To date, none of the outstanding stock options has been exercised. If all of the Shares being offered in this Offering are sold, 278,000 Common Shares will be issued and outstanding after this Offering; if only the minimum number of Shares is sold, 261,334 Common Shares will be issued and outstanding. See "PLAN OF DISTRIBUTION".

Use of Proceeds

The Company will utilize a portion of the net proceeds realized from the sale of the Shares in this Offering to pay-off certain indebtedness of the Company and will use all or a portion of the remaining net proceeds to provide additional capital for the Bank. Proceeds not used to retire indebtedness or contributed to the capital of the Bank will be retained by the Company for general corporate purposes. See "USE OF PROCEEDS TO ISSUER".

Risk Factors

Purchase of Shares offered hereby involves certain risks of which each prospective investor should be aware. See "RISK FACTORS".

RISK FACTORS

An investment in the Shares offered hereby is highly speculative, involves a high degree of risk and should be considered only by persons who can afford to sustain the total loss of their investment. A prospective investor should consider carefully the risk factors discussed below.

Limited Operating History

Since the Company was incorporated on May 28, 1998 and the Bank has only been operating since July 26, 1999, a prospective investor does not have access to the same type of information in evaluating an investment in the Company as would be available to a prospective purchaser of securities of a financial institution with a longer history of operations. Although the Company realized an operating profit of $247,752 for the twelve (12) month period ending December 31, 2001, the Company incurred an operating loss of ($727,196) for calendar year 1999 and an operating loss of ($597,243) for calendar year 2000. There can be no assurance that the Company will continue to generate operating profits. Any future profits will likely be reduced or eliminated by the necessity of utilizing such funds to further capitalize the Bank. See "DESCRIPTION OF BUSINESS".

Unpredictable Changes in Government Regulation and Ability to Comply

Federal and state laws and regulations impose extensive restrictions on bank holding companies and state-chartered banks which affect the operations of the Company and the Bank. The Company and the Bank are required to maintain certain ratios of primary and total capital to total assets. The Bank is also subject to state and federal regulations as to required reserves, limitations on the nature and amount of loans, approval of mergers and acquisitions, payment of dividends, and other aspects of banking operations. Changes in applicable laws or regulations could affect the amount and size of loans the Bank is permitted to make, the amount of new deposits the Bank is able to accept, the permitted growth rate of the Bank, the Bank's and the Company's ability to pay dividends and other aspects of banking operations which would directly impact profitability.

Unpredictable Economic Conditions

The results of operations for the Company and the Bank may be materially and adversely affected by changes in economic conditions, including declines in real estate market values, changes in interest rates and the monetary and fiscal policies of the federal government. The Company's and the Bank's profitability will be in part a function of the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities. As a result, an increase or decrease in interest rates could have a negative effect on the Bank's and the Company's net income, capital and liquidity. See "SUPERVISION AND REGULATION".

Dependence on Key Individuals

The successful operation of the Bank and, therefore, the profitability of the Company, will depend upon retaining the services of James A. Meagle, Jr., W. Bryan Pennybacker and Carolyn A. Ewart as executive officers of the Company and the Bank. The Company has purchased a $2,300,000 "key person" life insurance policy on James A. Meagle, Jr. Neither the Company nor the Bank has employment agreements with any of the above-named individuals and neither the Company nor the Bank maintains "key person" life insurance on any of its officers or directors except for the Company's aforementioned life insurance policy on James A. Meagle, Jr. See "DESCRIPTION OF BUSINESS--EMPLOYEES".

Potential for Assessment of Bank Shares

Under banking laws of the State of Ohio, the common stock of the Bank is subject to assessment if the Bank's capital becomes impaired from losses or other causes and the Ohio Division of Financial Institutions orders such assessment. The Shares of the Company however are not directly assessable by the Division. If the common stock of the Bank is assessed and the Company is required to invest more funds in the Bank, the Company may not have the funds available to do so and may need to acquire additional funds for that purpose from its shareholders, equity markets or through loans, which funds may not be available at that point in time. In such event, the common stock of the Bank could be ordered sold by the Ohio Division of Financial Institutions and the value of the Shares would likely be adversely affected. See "SUPERVISION AND REGULATION".

Competition in Market Area

The banking business is highly competitive and there is no assurance that the Bank will be able to compete successfully in its primary service area. The Bank is a small state bank with limited legal lending authority, limited operations and limited ability to obtain funds. These factors could adversely impact its profitability. The Bank's primary service area contains many larger, established banks with significantly greater facilities and resources than those available to the Bank. Banks from other states also are permitted to compete in Ohio. Other competition will come from savings and loan associations, thrift associations, credit unions, finance companies, brokerage institutions, money market funds and other financial institutions. These and other institutions will compete with the Bank in efforts to obtain new deposits and make loans, in the scope and type of services offered, in interest rates paid on deposits and charges for loans and in other aspects of commercial banking. See "DESCRIPTION OF BUSINESS".

No Dividends in the Immediate Future

The Company has paid no dividends to date and does not intend to pay dividends in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. There can be no assurance that the Bank will ever pay dividends to the Company, and it presently is the intention of the Company to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank is also subject to restrictions set forth in federal and state banking laws, including a prohibition against dividends being paid by a bank during its first three years of operations. The Company will review its dividend policy periodically. See "DESCRIPTION OF BUSINESS—Dividend Policy" and "SUPERVISION AND REGULATION".

Dilution

Current shareholders of the Company will suffer a dilution in their percentage interest in the outstanding Shares of the Company to the extent that they do not purchase sufficient Shares in this Offering to maintain their proportionate interest in the equity of the Company. This dilution will impact each shareholder's voting rights and the amount of distributions, if any, received by the shareholder from the Company. Additionally, purchasers in this Offering will experience an immediate dilution of their equity interest in the Company's Shares. See "DILUTION".

Voting Rights and Lack of Control

Shareholders have no cumulative voting rights, thus permitting a majority of a quorum in the voting power in the election of directors to elect every director and precluding a minority of the voting power in the election of directors from electing any director. See "SECURITIES BEING OFFERED".

The directors and officers of the Company, immediately prior to completion of this Offering, beneficially own 98,836 Shares of the Company. The directors and officers of the Bank, immediately prior to completion of this Offering, beneficially own 114,186 Shares of the Company. The officers and directors of the Company and the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares in this Offering, respectively. The Company has issued options to certain of the officers and directors of the Company and the Bank to purchase up to 15,300 Shares of the Company. Assuming that none of such outstanding options are exercised, and that the directors and officers of the Company and the Bank purchase a total of 7,370 and 8,670 additional Shares, respectively, in this Offering, the directors and officers of the Company as a group will control approximately 38.20% of the voting power if the maximum number of Shares is sold and approximately 40.64% of the voting power if only the minimum number of Shares is sold. The directors and officers of the Bank as a group will control approximately 44.19% of the voting power of the Company if the maximum number of Shares is sold and approximately 47.01% of the voting power if only the minimum number of Shares is sold. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering which would further increase their voting control. See "PLAN OF DISTRIBUTION" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS".

Any additional stock awards or the exercise of any options for the purchase of shares granted or which may be granted to key employees, officers and/or directors pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan, which the Company adopted on July 27, 1998, may further increase the percentage of voting power of management. See "REMUNERATION OF DIRECTORS AND OFFICERS—Stock Plan".

Risk of Loan Default

The Company has secured a $600,000 line of credit with Citizens First Bank in West Virginia. The outstanding balance of the line of credit is due on November 30, 2002 and the Company has granted to Citizens First Bank a security interest in all of the outstanding shares of the Bank owned by the Company. In the event the Company does not sell the minimum number of Shares in this Offering and does not have funds available to repay such line of credit when due, or in the event the Company is not able to obtain an extension of such maturity date or refinance such line of credit with a different lender, the Company will be in default of its obligations to Citizens First Bank. In such event, the lender may foreclose on its security interest and force the Company to sell all of its shares of the Bank. See "USE OF PROCEEDS TO ISSUER."

Anti-Takeover Provisions Could Affect Change in Control

The Company's Articles of Incorporation and Code of Regulations include certain provisions, the effect of which may be to inhibit a change of control of the Company. The Company's Articles of Incorporation and Code of Regulations provide for staggered terms for members of the Company's Board of Directors and require an affirmative vote of the holders of three-quarters (3/4) of the issued and outstanding common shares of the Company for any merger or consolidation of the Company and for the sale of substantially all of the assets of the Company. In addition, Ohio law requires shareholder approval and approval of the Ohio Division of Financial Institutions of the acquisition of certain levels of voting power of the Company. The Bank Holding Company Act of 1956 requires the approval of the Federal Reserve Board of the acquisition of certain levels of voting power of the Company as well. See "SECURITIES BEING OFFERED" and "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" and "SUPERVISION AND REGULATION".

Absence of Public Market

There presently is no public market for the Shares and it is not expected that one will develop in the future. Accordingly, purchasers of Shares should be prepared to hold their investment indefinitely. The Shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state other than Ohio and West Virginia.

Arbitrary Offering Price

The offering price of the Shares has been arbitrarily determined by the Company and does not necessarily bear any relationship to the assets, earnings or book value of the Company. Accordingly, the offering price should not be considered an indication of the actual value of the Shares. Such value is subject to change as a result of activities of the Company, market conditions and other of factors, and there can be no assurance that the Shares can be resold at the offering price.

No Preemptive Rights

Purchasers of the Shares offered hereby will not have preemptive rights to acquire other or additional Shares which may, from time to time, be issued by the Company. The lack of such right could cause a dilution in the ownership percentage of any shareholder in the event of a subsequent issuance of any additional shares of capital stock by the Company. See "SECURITIES BEING OFFERED".

Dependence on Local Economy

The success of the Company and the Bank is largely dependent on the general economic conditions of its primary service area which is the City of Marietta, Ohio and the surrounding area. Any factors which adversely affect the economy of the Bank's primary service area could adversely affect the total amount of deposits maintained by customers at the Bank thereby affecting the amount of loans the Bank is able to make and the amount of interest revenue the Bank receives. A downturn in the economy may also lead to a higher rate of defaults on loans made by the Bank.

Loan Concentration

The Bank's loan portfolio is concentrated in real estate loans and commercial lending. "Loan Concentrations" are categories of loans that exceed 25% of the Bank's capital structure and loan loss allowance. Although the Company does not believe that the loan concentrations currently pose an undue risk, the concentration in these areas could present risk in the event a downturn in the local economy, declines in the real estate market or other circumstances lead to an increase in loan defaults in either of these categories of loans. Excessive defaults in such loan categories would have a material negative impact on the Bank's profitability.

Disclosure Regarding Forward-Looking Information

This Offering Statement contains forward-looking statements relating to the Company's and the Bank's operations that are based on management's current expectations, estimates and projections about the Company and the Bank and the banking industry. Words such as "expect," "intends," "plans," "projects," "believes," "estimates," "anticipates" and variations of these words and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include those set forth in this Offering Statement under the heading "RISK FACTORS".

DILUTION

As of December 31, 2001, the Company's and the Bank's consolidated net tangible book value was $4,510,125.00 or approximately $19.78 per Share. "Net tangible book value" per Share represents the amount of total tangible assets less total liabilities of the Company and the Bank, on a consolidated basis, divided by the total number of Shares outstanding. After giving effect to the receipt of the estimated net proceeds from the sale of Shares offered hereby, the pro forma net tangible book value as of December 31, 2001 would have been approximately $5,460,144.00 or $20.89 per Share if the minimum number of Shares is sold, and $5,935,125.00 or $21.35 per Share if the maximum is sold. This represents an immediate increase in such pro forma net tangible book value to the existing shareholders of $1.11 per Share if the minimum number of Shares is sold and $1.57 per Share if the maximum number of Shares is sold and an immediate dilution to new investors of $9.11 per Share if the minimum number of Shares is sold and $8.65 per Share if the maximum is sold. The following table approximately illustrates this per Share dilution:

	Minimum	Maximum
Offering price per Share	$30.00	$30.00
Net tangible book value per share before the Offering	$19.78	$19.78
Increase per share attributable to purchasers in the Offering	$1.11	$1.57
Pro forma net tangible book value per share after the Offering	$20.89	$21.35
Dilution per share to purchasers	$9.11	$8.65
Dilution as Percentage of Offering Price	30.37%	28.83%

The following table summarizes, on the pro forma basis set forth above, as of December 31, 2001, the relative investment of the existing shareholders and the purchasers of Shares in this Offering:

	Number of Common Shares		Total Consideration		Average Price Per
	Amount	Percent	Amount	Percent	Common Share
Maximum					
Existing Shareholders	228,000	82.01%	$5,700,000	79.17%	$25.00
Purchasers in this Offering	50,000	17.99%	$1,500,000	20.83%	$30.00
Minimum					
Existing Shareholders	228,000	87.24%	$5,700,000	85.07%	$25.00
Purchasers in this Offering	33,334	12.76%	$1,000,020	14.93%	$30.00

The above computations do not include 16,940 Shares which may be issued upon the exercise of stock options previously granted or any Shares for options which may be granted in the future pursuant to the Company's 1999 Stock Incentive Plan. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

PLAN OF DISTRIBUTION

The Company is offering 50,000 Shares, without par value, at $30.00 per Share.

A minimum of 33,334 Shares must be sold in this Offering.

The Company will initially offer the Shares to the approximately 250 persons who are existing shareholders of the Company. The initial exclusive offer to existing shareholders will expire on June 30, 2002. If the maximum number of Shares being offered hereby is not subscribed for by such shareholders by June 30, 2002, the remaining Shares will be offered to the public and the shareholders. All Shares will be offered on a first come, first served basis. The minimum purchase for existing shareholders shall be 30 Shares or $900.00. The minimum purchase for new shareholders is 200 Shares or $6,000.00. The maximum purchase for existing shareholders is the number of Shares which, when added to such shareholder's current Shares, would result in the shareholder owning a total of 26,000 Shares in the aggregate. The maximum purchase for new shareholders is 26,000 Shares or $780,000.00. The Company will not accept subscriptions from more than 150 persons who are not shareholders of the Company as of the date of this Offering Statement. The Company reserves the right to change any of the foregoing offer dates and/or minimum or maximum purchase limitations at any time without notice. In the event that the Company changes the minimum number of Shares which must be sold in the Offering, or extends the date by which such minimum number of Shares must be sold by beyond March 31, 2003, the Company shall provide each person who has subscribed to purchase Shares with an opportunity to rescind their investment and receive a prompt refund. Interested persons may contact the Escrow Agent (at the number listed below) or the Company at any time during the Offering to inquire about the actual number of Shares remaining available in the Offering.

Until at least 33,334 Shares are sold in this Offering, all funds received by the Company for the purchase of Shares will be placed in escrow. The escrow agent will be Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500. The escrow agent's telephone number is (740) 349-3772. If the minimum number of Shares is not sold by September 30, 2002, this Offering will be terminated, unless extended by the Company to no later than March 31,2003. In the event this Offering is terminated because the minimum number of Shares is not sold, or for any other reason, the sale of any Shares made pursuant hereto will be rescinded and the escrow agent will promptly return to each investor the funds received from such investor for the purchase of Shares, with interest.

Pursuant to the Escrow Agreement between the Company and the escrow agent, the escrow agent is entitled to receive for its escrow services a fee from the Company in the amount of $1,750.00. In the event the Company fails to sell the minimum amount of Shares being offered in this Offering, the escrow agent shall be entitled to receive an additional fee from the Company equal to $500.00 plus an amount equal to $10.00 for each purchaser who submitted funds for the purchase of Shares.

The Shares will initially be offered primarily to residents of the State of Ohio and the State of West Virginia, however, the Company may make limited offers and sales in other states to the extent exemptions from registration are available under such states securities laws.

The Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being offered and sold in reliance on Section 3(b) of the Act and Regulation A as promulgated by the Securities and Exchange Commission.

The Shares are being offered for sale on behalf of the Company (i) in the State of West Virginia by the officers and directors of the Company, and (ii) in the State of Ohio by Community Banc Investments, Inc., an independent broker/dealer, on a "best efforts" basis (Community Banc Investments, Inc. is hereinafter sometimes referred to as the "Underwriter"). Offers for sale of the Shares may only be made by means of this Offering Statement. The officers and directors of the Company will not receive a selling commission for their efforts in selling Shares in this Offering. The Underwriter will receive a cash commission equal to 5% of the gross proceeds from its sale of Shares in this Offering. The Underwriter may, pursuant to the Underwriting Agreement with the Company, engage the services of other underwriters in order to sell the Shares. In the event the services of such other underwriters are used, such other underwriters will receive a cash commission equal to 5% of the gross proceeds from their sales of such Shares.

The following individual officers and directors of the Company may make offers and sales of the securities on behalf of the Company in the State of West Virginia.

Carolyn A. Ewart
C. Fred Hunter, Jr.
Robert G. Kelly
James A. Meagle, Jr.
W. Bryan Pennybacker
Richard A. Spindler
Dan S. Stephan, Jr.
Neil R. Wynn

The foregoing individuals will rely on the safe-harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities Exchange Act of 1934.

If the Underwriter sells all of the Shares in this Offering, the total underwriting commissions will be $75,000.00. In the event that the Underwriter sells the minimum number of Shares being offered in this Offering, the total underwriting commissions will be $50,001.00. The underwriter has no obligation to purchase any Shares in this Offering. The Company has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

No Shares may be offered or sold in any state or jurisdiction where the offer or sale of the Shares may not, in the opinion of legal counsel to the Company, be lawfully made.

The Company is authorized by its Articles of Incorporation to issue up to 500,000 Shares. On the date hereof, 228,000 Shares are issued and outstanding. If all the Shares offered hereby are sold, 278,000 Shares will be issued and outstanding after this Offering. If only 33,334 Shares are sold, the minimum amount which must be sold in this Offering, 261,334 Shares will be issued and outstanding after this Offering. The foregoing assumes that none of the Company's outstanding options to purchase up to 16,940 shares of the Company's common stock are exercised.

There is presently no public market for the Shares and it is not expected that one will develop in the future.

The price at which the Shares are being offered to the public has been determined arbitrarily by the Company and is not based upon the Company's assets, book value, net worth or any other recognized criterion of value.

The 228,000 Common Shares which are outstanding immediately prior to the completion of this Offering were issued pursuant to sales which in the opinion of the Company were exempt from registration under federal and state securities laws.

Of the 228,000 Common Shares which were outstanding immediately prior to the completion of this Offering, 28,000 of such Common Shares were issued to the founding shareholders of the Company in connection with the initial incorporation of the Company. Such Common Shares were sold for a price of $25.00 per Share and were offered and sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. The remaining 200,000 Common Shares were offered and sold in connection with the initial capitalization of the Bank. Such Shares were sold for a price of $25.00 per Share and were offered and sold in reliance on the exemption from registration provided by Section 3(B) of the Securities Act of 1933 and Regulation A promulgated thereunder.

PURCHASER SUITABILITY

Each prospective purchaser should realize that there exists no exchange or national market for the Company□s Shares and it is highly unlikely that any public market will develop for the resale of the Shares. In addition, because of the various risk factors and the lack of liquidity, each prospective purchaser should be of sufficient financial means to assume the risks inherent in the purchase of the Shares and must evaluate whether such investment is suitable based upon such purchaser's investment objectives, financial situation and needs. Prospective purchasers should carefully consider all of the risks relating to an investment in the Shares, including, but not limited to, the risk factors discussed above and should consult their own legal, tax and financial advisors.

AVAILABLE INFORMATION

On or about October 15, 1998, the Company filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application") to be named Settlers Bank (the "Bank"). The Bank applied with the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company submitted an application to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). The State Application, Federal Reserve Board Application and the FDIC Application contain certain information which is not set forth in this Offering Statement. On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

The State Application is available for public inspection at the offices of the Ohio Department of Commerce, Division of Financial Institutions, 77 South High Street, 21st Floor, Columbus, Ohio 43215-6120. The FDIC Application is available for public inspection at the regional offices of the FDIC, 500 West Monroe Street, Suite 3500, Chicago, Illinois 60661. The Federal Reserve Board Application is available for public inspection at the offices of the Federal Reserve Bank of Cleveland, 1455 East Sixth Street, Cleveland, Ohio 44101.

The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Regulation A Offering Statement on Form 1-A (together with any amendments, the "Form 1-A") under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Offering Statement, which is part of the Form 1-A, does not contain all of the information set forth in the Form 1-A and its exhibits. For further information with respect to the Company and the Shares, reference is made to the Form 1-A and the exhibits filed therewith, which may be examined, or copies obtained, from the Commission at the address set forth above. Any statements contained in this Offering Statement concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Form 1-A or otherwise filed with the Commission, FDIC, Federal Reserve Board or Division. Each such statement is qualified in its entirety by such reference.

USE OF PROCEEDS TO ISSUER

The net proceeds from the sale of the Shares, estimated to be $1,425,000.00 if all the Shares offered hereby are sold and $950,019.00 if only the minimum number of Shares is sold (in each case before deducting expenses payable by the Company, estimated at $50,000), will be used to pay-off certain indebtedness of the Company and to provide additional capitalization for the Bank to support loans, investments and other banking activities.

	Minimum	Maximum
Net Proceeds from Offering	$950,019.00	$1,425,000.00
Less: Estimated Offering Expenses	50,000	50,000
Net Proceeds from Offering	$900,019.00	$1,375,000.00
Anticipated Use of Net Proceeds:		
Pay-off Line of Credit	$500,000.00	$500,000.00
Capital Contribution to Bank	$400,019.00	$875,000.00

The Federal Reserve Board, Division and FDIC require banks and bank holding companies to maintain minimum capital ratios. On November 28, 2001, the Company secured a $600,000 line of credit with Citizens First Bank, a West Virginia banking corporation, to enable the Company to contribute additional capital to the Bank in order to meet such capital ratio requirements. As of the date of this Offering, the outstanding principal balance on the line of credit is $500,000. The promissory note evidencing such line of credit requires quarterly payments of interest only and the outstanding principal balance is due on November 30, 2002. The note provides for variable interest and the current rate of interest is 5.5% per annum. The obligations of the Company under the note are secured by a security interest in all of the shares of stock of the Bank currently owned by the Company. The Company intends to use $500,000 of the net proceeds of this Offering to pay-off the line of credit in full. In the event the minimum number of Shares is not sold by November 30, 2002, the Company will seek to extend the maturity of the note and/or seek to refinance the note with another lender.

Should the Bank continue to grow and its deposits continue to increase, the Company will be required by the regulatory authorities to contribute additional capital to the Bank to support such growth. Based upon the current growth-rate of the Bank, the Company anticipates that the balance of the proceeds from the Offering after payment of the Company's outstanding balance on its line of credit with Citizens First Bank will be used to provide additional capital to the Bank. In the event all of such net proceeds are not immediately needed for additional Bank capital, the Company will retain such proceeds for future contributions to the capital of the Bank and possible future acquisitions, although the Company has no pending, contemplated or anticipated acquisition plans.

Based on the projected growth of deposits and assets at the Bank, Tier 1 capital ratios imposed by the bank regulatory authorities, and the Company's budget, the Company believes that the net proceeds of this Offering will be sufficient to satisfy the Bank's capital requirements until at least December 31, 2008. There can be no assurance, however, that the Bank will not require additional capital in the future.

The Company and the Bank reserve the right to change the anticipated use of proceeds from the sale of the Shares in the event changes are necessary to comply with regulatory requirements or for other reasons. In such event, the Company and the Bank will limit the use of such proceeds to activities incidental to banking activities and/or activities which banks are permitted to engage in under federal and state banking laws.

DESCRIPTION OF BUSINESS

Formation

The Company was incorporated on May 28, 1998, as an Ohio corporation, for the purpose of becoming a bank holding company and forming a commercial bank with an Ohio charter. On or about October 15, 1998, the Bank filed with the Ohio Division of Financial Institutions (the "Division") an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). The Bank applied with the Federal Deposit Insurance Corporation for federal insurance coverage of its deposits on or about October 15, 1998 (the "FDIC Application"). The Company filed an application with the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Board Application"). On July 20, 1999 the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Board Application were approved authorizing the Bank to commence business as a subsidiary of the Company. See "SUPERVISION AND REGULATION". The Company purchased the shares of Settlers Bank (the "Bank") on June 12, 1998 and began operating the Bank on July 26, 1999. The Company purchased the shares of the Bank by contributing $5,100,000 to the capital of the Bank.

Business

The principal business of the Company is the ownership and operation of the Bank, which is a wholly-owned subsidiary of the Company and its principal asset. The Company is a bank holding company with consolidated total assets of approximately $46,513,143 at December 31, 2001. In the future, the Company may acquire or organize other financial institutions with state or federal charters, however the Company has no pending, contemplated or anticipated acquisition plans. The Company may also in the future engage in other activities permitted under the Bank Holding Company Act of 1956, as amended, although it does not have any present plans to do so. The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company's telephone number is (740) 373-9200.

The Bank

Although wholly-owned by the Company, the Bank is an independent community bank. As a community bank, the Bank primarily serves individuals and small and medium-sized businesses located in Marietta, Ohio and the surrounding community. The Bank provides a full range of retail banking services, including (i) the acceptance of demand, savings and time deposits, (ii) the making of loans to consumers, businesses and other institutions, (iii) the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds, and (iv) other miscellaneous financial services usually handled for customers by commercial banks. The Bank offers its customers deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. All deposit accounts are insured by the FDIC up to the maximum amount. At December 31, 2001, the Bank had total deposits of $41,064,552.

The principal sources of the Bank's revenues are: (i) interest and fees on loans, (ii) deposit service charges, (iii) federal funds sold (funds loaned on a short-term basis to other banks), and (iv) interest on investments (principally government securities). The Bank□s lending activity consists of short-to-medium-term commercial and consumer loans, including operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans or lines of credit, home improvement and rehabilitation loans. The Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts and internet banking. The Bank has a night depository and an automated teller machine as well as drive-up services.

The Bank may open branch offices, however neither the Company nor the Bank has any plans to do so in the next 12 months. The Bank's ability to add other branches will depend upon its profitability, upon the ability of the Company to provide funding and upon obtaining regulatory approvals.

Changes in governmental monetary policy and other economic trends may affect the ability of the Bank to attract deposits and make loans and may also affect the demand for mortgage and other loans, and, accordingly, the operating results of the Bank. The Company is unable to predict the nature or extent of the effect on the Bank's operating results of monetary policy changes or other economic factors over which the Company has no control, such as unemployment and inflation. The success of the Bank depends in significant part upon its ability to match its sources and uses of funds so as to create a favorable net interest spread. Given the volatility of interest rates, it is possible that in the future the interest income earned by the Bank on loans and investments will be less than the interest paid by it on deposits and borrowings. While the Company will seek to manage this risk in a way that is advantageous to its shareholders, there is no assurance that it will succeed.

The following summarizes nonaccrual, past due and restructured loans of the Bank as of:

	December 31,	
	2001	2000
Nonaccrual loans	$23,395	$-0-
Accrual loans past due 90 days	-0-	-0-
Troubled debt restructuring	-0-	-0-
Total	$23,395	$-0-

Nonaccrual loans—The Bank places loans on the nonaccrual status when the principal and/or interest are more than 90 days past due and in the process of collection. The Bank also places a loan on nonaccrual status if the repayment in full is not expected or if there is a significant deterioration in the financial condition of the borrower.

Potential Problem Loans—At December 31, 2001 and 2000, there were no loans not otherwise identified above which are included on the Bank's management's watch list. Management's watch list includes both loans which management has some doubt as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers financial condition. These loans and their potential loss exposure have been considered the Bank's management's analysis of the adequacy of the allowance for loan losses.

Foreign Outstandings—There were no foreign outstandings during the periods presented.

Loan Concentrations—There are no concentrations of loans greater than 10% of total loans which are not otherwise disclosed as a category of loans in the footnotes to financial statements.

Other Interest Bearing Assets—As of December 31, 2001 and December 31, 2000, there are no other interest bearing assets that are past due or for which management does not expect full payment.

The allowance for loan losses balance and the provision charged to expense are judgmentally determined by the Bank's management based upon periodic review of the Bank's loan portfolio, including an analysis of impaired loans, past loan loss experience, current economic conditions, loan portfolio growth, peer group information and various other circumstances which are subject to change over time. In making this judgment, management reviews selected large loans as well as delinquent loans, nonaccrual loans, problem loans and loans to industries experiencing economic difficulties. The collectibility of these loans is evaluated after considering the current financial position of the borrower, the estimated market value of the collateral, guarantees and the Bank's collateral position versus other creditors.

An analysis of the allowance for loan losses is as follows for the years ended December 31, 2001, 2000 and 1999:

	DECEMBER 31,		
	2001	**2000**	**1999**
BALANCE, BEGINNING OF PERIOD	$402,000	$154,000	$ -0-
Provisions Charged to Operations	31,831	284,019	154,035
Loans Charged Off	(23,779)	(19)	(35)
Recoveries	948	-0-	-0-
BALANCE, END OF PERIOD	$411,000	$402,000	$154,000

The allowance for loan losses consists of the following amounts relating to outstanding loan classifications as of December 31, 2001 and 2000:

	DECEMBER, 31	
	2001	**2000**
Mortgage Loans	$48,492	$29,829
Commercial Loans	307,732	311,952
Installment Loans	43,588	23,044
Home Equity Loans	7,750	3,849
Overdrafts Classified as Loans	3,438	33,326
BALANCE, END OF PERIOD	$411,000	$402,000

Competition

The banking business in the Bank's primary service area is competitive. Offices of subsidiary banks of major Ohio banks and bank holding companies are located throughout the area. Many banks enjoy certain competitive advantages over the Bank, including greater financial and human resources, established contacts with businesses and individuals and the ability to make larger loans to a single borrower than is presently possible for the Bank. The greater financial resources of these banks also allow them to maintain numerous branch offices (and thus offer greater convenience to the public than the Bank) and to conduct extensive advertising and promotional campaigns. The Bank also competes with savings banks, credit unions and other types of financial intermediaries, including money market funds and other mutual funds and insurance companies, some of which are not subject to the same degree of regulation and restriction as the Bank.

To help it compete effectively, the Bank relies on the experience of its senior officers and the personal and business contacts of its officers, directors and shareholders. While larger commercial banks may offer numerous branch offices, it is management's opinion that the Bank is in a strong position to gain business by providing focused, personalized services to its customers.

Employees

The Company has no employees. Carolyn A. Ewart, Steven C. Hall, James A. Meagle, Jr., W. Bryan Pennybacker and Donna L. Perine are executive officers of the Bank. Such officers receive salaries from the Bank but receive no compensation for their services to the Company. The Bank currently employs 16 full-time employees and 3 part-time employee. See "DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES".

Dividend Policy

The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The principal source of revenue to the Company is dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company, and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also is subject to restrictions imposed by federal and state banking laws, including a prohibition against payment of any dividends during the first three years of the Company□s operation imposed by the Federal Reserve Board and the State of Ohio. These restrictions are described below under the caption "SUPERVISION AND REGULATION".

Capitalization

The following table sets forth the capitalization of the Company and the Bank (on a consolidated basis) as of December 31, 2001 and as adjusted to give effect to the issuance and sale of the Shares offered hereby.

	As of December 31, 2001	As Adjusted Minimum	As Adjusted Maximum
Shareholders□ Equity:			
Common shares, no par value, 500,000 shares authorized, 228,000 shares issued; Proforma 261,334 shares issued at minimum and 278,000 shares issued at maximum	$5,700,000	$6,700,020	$7,200,000
Accumulated deficit	($1,230,700)	($1,230,700)	($1,230,700)
Accumulated other comprehensive income	40,825	40,825	40,825
Total shareholders□ equity	$4,510,125	$5,510,145	$6,010,125

DESCRIPTION OF PROPERTY

The Bank and the main office of the Company are located at 115 Third Street, Marietta, Ohio 45750. The Company purchased the real estate located at such address for a price of $264,487 on July 6, 1998 from Third Street Development Company, Ltd., a company which was formed by five of the Company's founding shareholders. After acquiring the real estate, the Company contracted with Weppler Construction to construct a two-story, approximately 12,000 square foot office building on the property. Construction of the building was completed on July 1, 1999 for a total cost of $1,654,368.00. On July 26, 1999, the Bank purchased the land and the building from the Company for a price of $1,918,855.00 which represented the total direct and indirect costs associated with the acquisition of the land and construction of the building by the Company.

The building was designed and built by the Company specifically for use by the Bank. As a result, the building design, size, layout and location meet, in all material respects, the present and anticipated future needs and demands of the Bank. The Bank does not currently anticipate the need to modify the building, expand or otherwise alter the building to satisfy the needs of the Bank.

Pursuant to a certain Lease, dated January 20, 2000, the Bank leased approximately 2,100 square feet of space in the Bank's building, to Interim HealthCare of the Upper Ohio Valley, Inc. The term of such Lease commenced on February 1, 2000 and ends on January 31, 2003. The Lease provides for rent of $3,030.00 per month for the term of the Lease.

Pursuant to a certain Lease, dated January 15, 2001, the Bank leased office 109 of the Bank's building, containing approximately 300 square feet, to Prime Solutions Securities, Inc. The initial term of the Lease was for twelve (12) months with successive renewal periods of twelve (12) months each. The Lease may be terminated by either party with ninety (90) days notice prior to expiration of the then current term. Rent for the initial term was $500.00 per month. The rent as of February 1, 2002 was $3,000 per month.

In the event the Bank should require additional space in the building in the future to meet its needs, the Bank would likely not renew the existing lease agreements and expand its operations into the space currently occupied by the tenants.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company currently estimates that upon completion of the Offering its directors and officers will beneficially own 106,206 Shares and the officers and directors of the Bank will own 122,856 Shares, assuming that none of the outstanding options to purchase Shares are exercised, and assuming that the officers and directors of the Company and the Bank purchase 7,370 and 8,670 additional Shares in this Offering, respectively. If all the Shares offered hereby are sold, such directors and officers as a group will control approximately 38.20% and 44.19%, respectively, of the voting power of the Company. If only the minimum number of Shares is sold, such directors and officers will control approximately 40.64% and 47.01%, respectively, of such voting power.

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Company and positions with the Company:

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	56	Secretary
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	73	Director (2002)
James A. Meagle, Jr.	56	President and Director (2002)
W. Bryan Pennybacker	45	Treasurer and Chief Financial Officer
Richard A. Spindler	62	Director (2002)
Dan S. Stephan, Jr.	44	Director (2003)
Neil R. Wynn	61	Director (2003)

The following table sets forth the names and ages of the directors, executive officers and significant employees of the Bank and positions with the Bank:

000031

Name	Age	Position (Term as Director Expires)
Carolyn A. Ewart	56	Senior Vice President, Secretary And Human Resource Officer
John J. Hadley	58	Director (2003)
Steven C. Hall	47	Senior Vice President and Chief Lending Officer
C. Fred Hunter, Jr.	65	Director (2002)
Robert G. Kelly	73	Director (2002)
James A. Meagle, Jr.	56	Chairman, President, Chief Executive Officer and Director (2002)
W. Bryan Pennybacker	45	Senior Vice President, Treasurer and Chief Financial Officer
Donna L. Perine	46	Senior Vice President, Chief Operations Officer and Compliance Officer
Richard A. Spindler	62	Director (2002)
Dan S. Stephan, Jr.	44	Director (2003)
Louis G. Stephan, III	52	Director (2002)
Neil R. Wynn	61	Director (2003)

The Board of Directors of the Company presently consists of six (6) members and the Board of Directors of the Bank presently consists of eight (8) members. The terms of the members of both Boards of Directors are staggered and expire at the annual meeting of shareholders to be held in the years indicated above and until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Carolyn A. Ewart, was born May 7, 1945 in Marietta, Ohio and has been a resident of the Marietta community for 30 years. Ms. Ewart has been in banking for 20 years having been employed by The Dime Bank in May of 1981 as a secretary. Ms. Ewart was elected Assistant Vice President and Secretary to the Board of Directors of The Dime Bank in March of 1986 and was appointed Human Resource Officer for The Dime Bank in 1993. Ms. Ewart continued to function in those capacities until April of 1998 when she resigned her position at The Dime Bank to work for Third Street Bancshares, Inc.

John J. Hadley is a native of Marietta and a graduate of Marietta High School. He attended Marietta College and graduated from the Cincinnati College of Embalming in 1965. He is a licensed Embalmer and Funeral Director in both Ohio and West Virginia. Since 1969, Mr. Hadley has been President of Hadley Funeral Home with locations in Marietta, Reno and New Matamoras. Mr. Hadley is very active in the Marietta community. He participates in all Masonic bodies and is on the Divan Line of the Nemesis Temple Shrine. Mr. Hadley is currently serving his second five-year term on the Board of Embalmers and Funeral Directors of Ohio and was appointed to this position by the Governor of the State of Ohio. Mr. Hadley is a director of the Bank and his term as a director of the Bank will expire in 2003.

Steven C. Hall was born in Marietta, Ohio, March 1, 1954 and has been a resident of Williamstown, West Virginia all of his life. Mr. Hall received a Bachelor of Science degree from West Liberty State College in 1977 and is also a graduate of Kent State University's School of Consumer Lending, Ohio University's School of Banking, Miami University's Commercial Lending School and the Graduate School of Banking at the University of Wisconsin. Mr. Hall has been actively involved in banking for 25 years and has progressed from a loan officer position with The Dime Bank in 1977 to the position of Executive Vice President in charge of lending and was subsequently promoted to President when The Dime Bank was purchased by WesBanco in April of 1998. During Mr. Hall's tenure as Executive Vice President of Lending at the Dime Bank, he was responsible for the supervision of the bank's total loan portfolio, including collections, compliance, loan review, consumer lending, mortgage lending, commercial lending, Farmers Home Administration loans and Small Business Administration loans. After being promoted to President of the WesBanco Bank in Marietta, Mr. Hall became responsible for the daily oversight and supervision of all of WesBanco's operations at their locations in Marietta and Barlow. Mr. Hall has been very supportive and active in the communities of both Marietta and Williamstown, West Virginia.

C. Fred Hunter, Jr. was born in Marietta, Ohio, September 17, 1936 and has been a lifetime resident of the Marietta community. Mr. Hunter graduated from Marietta College in 1962 with a Bachelor of Science degree in business administration. Mr. Hunter is a director of the Company and a director of the Bank. Mr. Hunter's term as a director of the Company and the Bank expires in 2002. Mr. Hunter was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Hunter served on the bank's Profit Planning Committee from 1993 until April of 1998. Since 1962, Mr. Hunter has worked for numerous large national firms including Wheeling Steel Corporation from 1962 until 1964 where he was employed as a sales representative; Marbon Chemicals from 1964 until 1967 where he was employed as a sales representative; Borg-Warner Chemicals from 1967 until 1988 where he had advanced from the position of sales manager in 1967 to the position of regional sales manager in 1975 and then to general sales manager with worldwide sales responsibility in 1979; and G.E. Plastics as manager of national account operations from 1988 until his retirement in 1994. Upon retiring from G.E. Plastics in 1994, Mr. Hunter established C.F. Hunter & Associates, a sales and marketing consulting entity.

Robert G. Kelly was born in Marietta, Ohio, July 31, 1928 and has been a resident of the Marietta community for 55 years. Mr. Kelly is a director of the Company and a director of the Bank. Mr. Kelly's term as a director of the Company and the Bank expires in 2002. Mr. Kelly was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancoporation in 1986. While serving as a director of The Dime Bank, Mr. Kelly served on the bank's Marketing Committee from 1987 until April of 1998. Since 1979, Mr. Kelly has been employed in the automobile industry. In 1979, Mr. Kelly became part-owner and Vice President of the New Weihl Olds-GMC dealership in Marietta, Ohio and remained as Vice President until the business was merged in January of 1997 into Quantum Leasing and Auto Sales. After the merger, Mr. Kelly was appointed President of Quantum Leasing and Auto Sales. Mr. Kelly has also been involved in real estate ownership and development in Marietta, Ohio and has been a partner in MKB Realty since 1979. Mr. Kelly serves on the Advisory Board of the Salvation Army and is a member of the Christ United Methodist Church of Marietta.

James A. Meagle, Jr. was born in Norfolk, Virginia, September 16, 1945 and has been a resident of the Marietta community for 56 years. Mr. Meagle received a Bachelor of Arts degree from Wittenberg University in 1967 and graduated from the Graduate School of Banking at the University of Wisconsin in 1978. Mr. Meagle is President, Chief Executive Officer and a director of the Company and serves in the same capacities with the Bank. Mr. Meagle's term as a director of the Company and the Bank expires in 2002. 1Mr.Meagle has been in banking for approximately 30 years. During his 30 years as a banker, Mr. Meagle has held management positions in nearly every area of the bank, including collections, compliance, loan review, mortgage lending and commercial lending. Mr. Meagle reached the position of President, Chief Executive Officer and a director of The Dime Bank in 1980. Mr. Meagle continued to function in those positions after the acquisition of The Dime Bank from American Bancorporation during 1986 and the subsequent sale of The Dime Bank to Commercial BancShares, Inc. in 1992. Mr. Meagle was part of the group of investors who purchased The Dime Bank from American Bancorporation in 1986. Following the acquisition of The Dime Bank from American Bancorporation, Mr. Meagle was instrumental in restructuring The Dime Bank's operations. Mr. Meagle's other business experiences include applying for and receiving branch approval to establish a deposit pick-up service, opening a noninvestment deposit sales department, instituting in-house data processing services and establishing a broker-dealer operation for investment sales for The Dime Bank. During the time period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Meagle served on the Board of Directors of Commercial BancShares, Inc., the KSOP Board of Trustees, the E.D.P. Committee and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Meagle has been a Director of the Washington County Community Improvement Corporation and its predecessor, the Ohio Industrial Development Corporation, for 27 years. He served as President of the Washington County Community Improvement Corporation for two years. Mr. Meagle is a member of the Marietta Area Chamber of Commerce and serves on the Board of Trustees of the Marietta Memorial Hospital Health Foundation.

W. Bryan Pennybacker was born in Parkersburg, West Virginia, March 19, 1956 and has been a lifetime resident of the surrounding community. Mr. Pennybacker graduated from West Virginia University in December of 1979 with a Bachelor of Science in Business Administration. Mr. Pennybacker began his career in public accounting in January of 1980 with Harman, Thompson, Mallory, and Ice, A. C., certified public accountants, Parkersburg, West Virginia. Mr. Pennybacker worked for this firm for 13 years. During those 13 years, Mr. Pennybacker provided professional services to various entities in the form of audits, corporate tax preparation and planning, preparation of financial statements, various filings with the Securities and Exchange Commission, mergers and acquisitions, creation of bank holding companies, development of accounting systems and various consultations on audit and accounting issues. Mr. Pennybacker worked with a wide array of business entities, however, his main focus was on financial institutions, multi-bank holding companies and health and welfare organizations. From October of 1994 to June of 1998, Mr. Pennybacker was employed as the Senior Audit Manger of Commercial BancShares, Inc., a multi-bank holding company. Mr. Pennybacker created an internal audit department for the holding company that provided auditing, tax and accounting services to the subsidiaries as well as the holding company. In addition, Mr. Pennybacker was directly involved with the preparation of quarterly and annual financial statements, developing and maintaining the accounting records for the broker-dealer subsidiary, merger and acquisition issues, evaluation of data center operations including the back up site and preparation of the consolidated corporate tax returns. Mr. Pennybacker became a Certified Public Accountant in 1984 and is a member of the American Institute of Certified Public Accountants, West Virginia Society of Certified Public Accountants and West Virginia Board of Accountancy.

Donna L. Perine was born in Lakewood, Ohio, August 25, 1955 but has lived in the Harrisville, West Virginia area for the last 32 years. Ms. Perine graduated from the Graduate School of Banking at the University of Wisconsin in 1986, the Equibank Consumer Lending School in 1982 and the West Virginia University School of Banking in 1979. She has taken continuing education, BAI and AIB classes at West Virginia University in Parkersburg, accumulating 45 credit hours. Ms. Perine has been actively involved in banking for 28 years and has progressed from an entry-level bookkeeper position with the Union Bank of Harrisville, West Virginia in 1973. In 1976, Ms. Perine was employed by the Farmers and Merchants Bank of Ritchie County, in Harrisville, West Virginia and advanced to the position of President and C.E.O. in 1990. Ms. Perine served as President and C.E.O. of the Farmers and Merchants Bank of Ritchie County until the holding company was purchased by WesBanco in April of 1998. While President and C.E.O. of the Farmers and Merchants Bank, Ms. Perine was responsible for the daily oversight of branch operations for five of WesBanco's Ritchie County locations. Ms. Perine has been active in and supportive of the communities surrounding Harrisville, West Virginia.

Richard A. Spindler was born in Marietta, Ohio, July 15, 1939 and has been a resident of the Marietta community for 52 years. Mr. Spindler is a director of the Company and as a director of the Bank. Mr. Spindler's term as a director of the Company and the Bank expires in 2002. Mr. Spindler was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While serving as a director of The Dime Bank, Mr. Spindler served on the bank's Profit Planning Committee from 1990 until April of 1998. Mr. Spindler is an engineer by trade and the President and Chief Executive Officer of Dowling Pool Co. in Williamstown, West Virginia, a company which he has owned and operated since 1968. In addition, Mr. Spindler has been involved in several real estate development projects in Marietta, Ohio and has been part owner of Rivertown Development Co. since 1988.

Dan S. Stephan, Jr. was born in Marietta Ohio, May 5, 1957 and has been a lifetime resident of the surrounding community. Mr. Stephan graduated from West Virginia Wesleyan in 1979 with a Bachelor of Science degree in business administration. Mr. Stephan is a director of the Company and a director of the Bank. Mr. Stephan's term as a director of the Company and the Bank expires in 2003. Mr. Stephan was a director of The Dime Bank from 1987 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank, Mr. Stephan served on the bank's Profit Planning Committee from 1990 until April of 1998. During the time that Commercial BancShares, Inc. owned The Dime Bank, Mr. Stephan served on the E.D.P. Committee at Commercial BancShares and the Board of Directors of CommBanc Investments, a broker-dealer subsidiary. Mr. Stephan has been self-employed in the wholesale and retail publication business for the past 19 years. Mr. Stephan was appointed Vice President of Sales/Operations for Valley News Service in Parkersburg, West Virginia in 1979 and still holds that position at the present time. In 1996, he was also appointed Vice President of Sales/Operations for Andersen/Stephan News in Parkersburg, West Virginia and still holds that position at the present time.

Louis G. Stephan, III is a native of Williamstown, West Virginia. He graduated from Williamstown High School and in 1971 graduated from Cornell University. He has an extensive background in hotel management in several locations in the Eastern United States. Mr. Stephan owned and operated the Holiday Inn in Marietta and sold that business in late 1998. Mr. Stephan presently serves as President of Valley Hospitality, Inc. Mr. Stephan is active in the Marietta and Williamstown communities and is a past president of the Marietta Tourist and Convention Bureau. He is currently a member of Rotary International. Mr. Stephan is a director of the Bank and his term as a director of the Bank will expire in 2002.

Neil R. Wynn was born in Washington County, Ohio, May 16, 1940 and has been a lifetime resident of the Marietta area community. Mr. Wynn is a director and chairman of the Company and serves as a director of the Bank. Mr. Wynn's term as a director of the Company and the Bank expires in 2003. Mr. Wynn was a director of The Dime Bank from 1986 to 1998 and was part of a group of investors who purchased The Dime Bank from American Bancorporation in 1986. While a director of The Dime Bank, Mr. Wynn served as Chairman of the bank's Profit Planning Committee from 1990 until April of 1998. During the period that Commercial BancShares, Inc. owned The Dime Bank, Mr. Wynn served on the Compensation Committee for Commercial BancShares, Inc. Mr. Wynn has been an entrepreneur since 1966 when he left the Borg-Warner Corporation in Parkersburg, West Virginia as their Production Control Manager. Mr. Wynn had been employed at Borg-Warner for six years. His entrepreneurial ventures include real estate construction and development; oil and gas production; and a new car and truck dealership. From 1985 until 1991, Mr. Wynn owned the Wynncrest Chevrolet-Olds-Buick-GEO dealership in Barnesville, Ohio. In 1978, Mr. Wynn established N & K Oil & Gas in Marietta, Ohio, a company that he still owns and operates at the present time. Mr. Wynn is a member of the Classic Car Club of America and the Antique Auto Club of America. He is also a member of the Belpre Church of Christ.

REMUNERATION OF DIRECTORS AND OFFICERS

None of the officers of the Company receives any compensation for their services rendered to the Company. The following table sets forth information regarding remuneration of directors and officers of the Bank during the fiscal year ended December 31, 2001:

Name of Individual or Identity of Group	Capacity in Which Remuneration was Received	Aggregate Remuneration
James A. Meagle, Jr.	Chairman, President and Chief Executive Officer	$82,500
W. Bryan Pennybacker	Senior Vice President, Treasurer and Chief Financial Officer	$67,500
Steven C. Hall	Senior Vice President and Chief Lending Officer	$67,500
Three highest paid Officers of the Bank as a Group		$217,500

Each director of the Company receives an annual retainer of $300.00 for serving on the Board of Directors of the Company. Each director of the Bank receives an annual retainer of $1,200 and a fee of $50.00 for attendance at each meeting of the Board of Directors of the Bank.

The executive officers, directors and other key employees of the Company and the Bank are also entitled to participate in the Third Street Bancshares, Inc. 1999 Stock Incentive Plan which the Company adopted on July 27, 1998 (the "Plan"). See "Stock Plan" and "Employee Benefit Plans" below.

Stock Plan

On July 27, 1998, the Company adopted the Third Street Bancshares, Inc. 1998 Stock Incentive Plan, which was subsequently amended as of February 15, 1999 (n/k/a/ Third Street Bancshares, Inc. 1999 Stock Incentive Plan) (the "Plan"). The Plan permits the Board of Directors of the Company, in its sole discretion, to grant nonqualified stock options to all employees and directors of the Company and the Bank for the purchase of shares of the Company's no par common stock. The purpose of the Plan is to serve as a performance incentive for employees, to encourage the ownership and capital growth of the Company's common stock and to encourage such persons to remain in the employ of the Company and the Bank. In granting options under the Plan, the Board of Directors may consider an employee's responsibility level, performance potential, cash compensation level, the value of the Shares at the time of grant and such other factors as it deems appropriate. The aggregate number of shares of stock subject to awards under the Plan may not exceed 30,780 shares. As of the date of this Offering, the Company has issued options exercisable into 16,940 Shares. The Board of Directors may not grant options for more than 6,156 shares of stock of the Company in any one-year. The option price may be determined in the Board's sole and absolute discretion, however, the option price per share shall in no event be less than the higher of (a) $25, (b) the book value of such shares at the end of the prior calendar year, or (c) fair market value of such Shares on the date of the grant. Each stock option granted under the Plan shall expire not more than ten (10) years from the date the option is granted. Under the terms of the Plan as adopted, options may be granted by the directors of the Company without further shareholder approval.

Employee Benefit Plans

The Bank has adopted customary employee benefit plans, including a 401(k) plan, in which employees of the Bank may participate. The Bank also may adopt a cash bonus plan which would provide cash bonuses to Bank employees based upon satisfaction of financial goals to be determined by the Bank. The terms and conditions of the bonus plan will be established by the Board of Directors of the Bank.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information, both before and after the Offering, with respect to the ownership, direct or indirect, of Shares by officers and directors of the Company and the Bank and certain shareholders of the Company. No other person, or persons acting as a group, is known to the Company to be the owner of more than ten percent (10%) of any class of the Company's voting securities. The officers and directors of the Company and the Bank may purchase additional Shares in this Offering, if necessary to achieve the minimum purchase of 33,334 Shares to complete the Offering. Any purchase of Shares by such persons would be on the same terms and conditions as set forth in this Offering Statement, would be for investment purposes only and would not be for the purpose of re-sale.

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Carolyn A. Ewart 638 4th Street Marietta, OH 45750	No par common	800 (0.04%)	900 (0.03%)
John J. Hadley 505 Wooster Street Marietta, OH 45750	No par common	4,000 (1.75%)	4,000 (1.44%)
Steven C. Hall Box 281, Waverly Road Williamstown, WV 26187	No par common	2,150 (0.09%)	2,150 (0.08%)
C. Fred Hunter, Jr. 1602 Glendale Road #3 Marietta, OH 45750	No par common	8,862 (3.89%)	8,862 (3.19%)
Robert G. Kelly 607 Wooster Street Marietta, OH 45750	No par common	12,600 (5.53%)	14,000 (5.04%)
James A. Meagle, Jr. #5 Floral Circle Marietta, OH 45750	No par common	19,536(8.57%)	19,836 (7.14%)
W. Bryan Pennybacker #9 Silos Williamstown, WV 26187	No par common	2,000 (0.09%)	2,000 (0.07%)

000037

Name	Title of Class	Amount Owned Before Offering	Amount Owned After Offering[1]
Donna L. Perine P.O. Box 340 Ellenboro, WV 26346	No par common	1,200 (0.05%)	1,300 (0.05%)
Richard A. Spindler 309 Ohio Street Marietta, OH 45750	No par common	16,000 (7.02%)	16,000 (5.76%)
Dan S. Stephan, Jr. 81 Northwood Villa Lane Parkersburg, WV 26104	No par common	16,240 (7.12%)	16,840 (6.06%)
Louis G. Stephan, III 301 Poplar Avenue Williamstown, WV 26187	No par common	8,000 (3.51%)	9,200 (3.31%)
Neil R. Wynn 140 Wynnwood Drive Marietta, OH 45750	No par common	22,798 (9.99%)	27,768 (9.99%)
Officers and Directors of the Company as a group		98,836 (43.35%)	106,206 (38.20%)
Officers and Directors of the Bank as a group		114,186 (50.08%)	122,856 (44.19%)

[1] Certain officers and directors of the Company and officers and directors of the Bank have indicated that they intend to purchase a total of 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively. The percentages listed assume that the officers and directors of the Company and the Bank purchase such 7,370 and 8,670 Shares being offered pursuant to this Offering, respectively, and assume that none of the options outstanding under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan are exercised. Officers and directors of the Company and the Bank may purchase additional Shares in this Offering. The percentages shown for ownership of shares by officers and directors after the Offering assume that the maximum number of Shares are sold.

The following table sets forth information with respect to the ownership of stock options by all officers and directors of the Company and the Bank and all officers and directors as a group. Such options were issued pursuant to the Third Street Bancshares, Inc. 1999 Stock Incentive Plan. As of the date of this Offering Statement, none of such options have been exercised.

Name of Holder	**Title and Amount of Securities Called for by Options**	**Exercise Price**	**Exercise Date**
William C. Deem	no par common – 200 no par common – 200 no par common – 200	$25.00	7/20/09 7/20/10 7/20/11
Carolyn A. Ewart	no par common – 750 no par common – 750 no par common – 750	$25.00	7/20/09 7/20/10 7/20/11
Kristi G. Hager	no par common – 200	$25.00	1/20/11

Steven C. Hall	no par common – 1,000 no par common – 1,000 no par common – 1,000	$25.00	7/20/09 7/20/10 7/20/11
Martha K. Kellar	no par common – 40 no par common – 40 no par common – 40	$25.00	7/20/09 7/20/10 7/20/11
James A. Meagle, Jr.	no par common – 1,500 no par common – 1,500 no par common – 1,500	$25.00	7/20/09 7/20/10 7/20/11
Amy J. Morgan	no par common – 20 no par common – 20 no par common – 20	$25.00	7/20/09 7/20/10 7/20/11
William F. O'Connor	no par common – 200 no par common – 200 no par common – 200	$25.00	11/20/09 11/20/10 11/20/11
W. Bryan Pennybacker	no par common – 1,000 no par common – 1,000 no par common – 1,000	$25.00	7/20/09 7/20/10 7/20/11
Donna L. Perine	no par common – 850 no par common – 850 no par common – 850	$25.00	7/20/09 7/20/10 7/20/11
Charlene E. Ullman	no par common – 20 no par common – 20 no par common – 20	$25.00	7/20/09 7/20/10 7/20/11
Officers and Directors of the Company as a group	no par common – 9,750	$25.00	
Officers and Directors of the Bank as a group	no par common – 15,300	$25.00	

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has made the following loans to the following officers and directors of the Bank and the Company:

Name	Date of Loan	Original Aggregate Principal Amount	Interest Rate	Approximate Aggregate Principal Balance	Purpose of Loan
Carolyn A. Ewart	12/7/01	$3,050.00	5.7%	$3,050.00	Personal Loan
John J. Hadley	9/2/99 12/10/99 12/23/99 5/24/00	$483,575.41	8.50% 6.00% 8.25%	$445,488.82	Mortgage Loans Car Loans
Steven C. Hall	9/99	$188,517.01	6.50% 8.00% 6.00%	$181,483.44	Mortgage Loans Line of Credit
C. Fred Hunter, Jr.	8/6/99	$174,325.00	6.50%	$169,821.39	Mortgage Loans

James A. Meagle, Jr.	11/8/00	$321,000.00	9.25% 6.80%	$318,130.00	Construction loan/Mortgage loan
W. Bryan Pennybacker	8/5/99	$16,720.00	6.50%	$9,538.00	Car Loan
Louis G. Stephan, III	11/13/00	$160,110	8.00%	-0-	Mortgage Loan
Neil R. Wynn	8/91	$576,445.04	6.50% 6.75%	$524,562.31	Mortgage Loans

The Bank has entered into a certain Financial Institution Services Agreement and a Lease with Prime Solutions Securities, Inc., one of the underwriters in this Offering. Pursuant to such agreements, Prime Solutions Securities, Inc. leases an office in the Bank's building located at 115 Third Street, Marietta, Ohio for purposes of offering registered broker/dealer services to its customers and to customers of the Bank. As of February 1, 2002, the rent for such office is $3,000 per month. The broker/dealer business operated by Prime Solutions Securities, Inc. at the Bank is staffed by an employee of Prime Solutions Securities, Inc., Kristi Hager, who is also an employee of the Bank. Products offered by Prime Solutions Securities, Inc. include equity securities, debt securities, open-end/closed-end mutual funds, public limited partnerships, life insurance and annuities. Prime Solutions Securities, Inc. is an independent broker/dealer and the only compensation received by the Bank from the services rendered by Prime Solutions Securities, Inc. at the Bank is the rent paid pursuant to the aforementioned lease. Prime Solutions, Inc. is not involved as an underwriter in this Offering and will not be providing underwriting or broker/dealer services in connection with the Shares being offered hereby.

Future Transactions

Any future transactions between the Company and any officer, director or person owning five percent (5%) or more of any class of the Company's Shares will be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

SECURITIES BEING OFFERED

The following summary does not purport to be complete and is qualified in all respects by references to applicable provisions of Ohio law and of the Amended Articles of Incorporation and the Code of Regulations of the Company.

The Company is authorized to issue 500,000 Shares, without par value. Immediately prior to of this Offering, 228,000 Shares were issued and outstanding. The Shares offered hereby, when issued, will be fully paid and non-assessable. At December 31, 2001, the Company had approximately 250 shareholders of record.

Of the authorized Shares, 272,000 Shares are unissued. 50,000 Shares are being offered pursuant to this Offering. 30,780 of such unissued Shares are reserved for issuance under the Third Street Bancshares, Inc. 1999 Stock Incentive Plan (the "Plan"). The Plan permits the Board of Directors of the Company to grant options to key employees and directors of the Company and the Bank to purchase Common Shares. The Company may issue up to 30,780 Shares under the Plan over a ten-year period. Although options have been issued under the Plan which are exercisable into 16,940 Shares, none of such options have been exercised to date. Although the directors have no present intent to do so, they could issue Common Shares to a party who would vote against a particular transaction. The issuance of such Shares could increase the absolute cost of a business combination and thereby discourage a potential takeover.

Applicable provisions of the Company's corporate governance documents and Ohio law which define the material characteristics of the Common Shares are summarized below.

Dividend Rights. Shareholders may receive dividends to the extent funds are legally available and the directors declare payment. The Company has paid no dividends to date and does not expect to pay any dividends to its shareholders in the immediate future. The Federal Reserve Board and the State of Ohio have prohibited the Company from payment of any dividends during the first three years of its operations. The principal source of revenue to the Company will be dividends received from the Bank. The Bank, however, intends to retain its earnings and not pay dividends to the Company at least until the Bank is operating profitably and has recovered all initial operating losses. There can be no assurance that the Bank will ever pay dividends to the Company and the Company presently intends to use any dividends received from the Bank to finance the growth of the Company. Any dividends declared or paid by the Company will be subject to the discretion of its Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. Payment of dividends by the Bank also will be subject to additional restrictions imposed by federal and state banking laws.

Voting Rights. Each shareholder has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. Shareholders have no cumulative voting rights.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of Common Shares pro rata.

Preemptive Rights. Holders of Common Shares have no preemptive rights with respect to future issuances of Common Shares.

Calls and Assessments. All shares of the capital stock of the Company outstanding are fully paid and nonassessable. The Common Shares offered hereby, when issued and sold in accordance herewith, will be fully paid and nonassessable. However, the Company may be required to fund the Bank after its initial capitalization in the event that the Ohio Division of Financial Institutions determines such capital infusion is necessary. In such event, if the Company does not have significant unencumbered assets to provide such infusion of capital, the Company would be forced to look to the existing shareholders for such funds, to borrow such funds or to have an additional equity offering of shares in the Company.

Change of Control. The Company has adopted certain so-called "anti-takeover" provisions. As discussed above, the Board of Directors may issue a substantial number of shares of capital stock and cumulative voting is not permitted in the election or removal of directors.

Section 1701.831 of the Ohio Revised Code provides that any "control share acquisition of an "issuing public corporation" may be made only with the prior authorization of shareholders. A "control share acquisition" is any acquisition, whether by tender offer, open market purchase, privately negotiated transaction or otherwise, of shares of a corporation which, when added to all other shares owned or controlled by the acquiror, would entitle the acquiror to exercise voting power in the election of directors within any of the following ranges: one-fifth or more but less than one-third; one-third or more but less than a majority; and a majority or more. The effect of this law is generally to prevent a person from acquiring any such level of control without prior shareholder approval.

Section 1704.02 of the Ohio Revised Code prohibits certain transactions, including mergers, consolidations, sales or other dispositions of assets, dissolutions, recapitalizations, loans and guarantees, between an "issuing public corporation" and an "interested shareholder" for three years after the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation has approved such transaction or the purchase of shares that resulted in the shareholder becoming an interested shareholder. After three years, such a transaction is permitted only if (i) prior to the date the shareholder became an interested shareholder the board of directors approved the purchase of shares, (ii) the transaction is approved by two-thirds of the shareholders or such other percentage (not less than a majority of the disinterested shares) set forth in the corporation's articles of incorporation or (iii) the transaction satisfies certain statutory fair price requirements.

Section 1707.043 of the Ohio Revised Code provides that in the event any person makes a proposal to acquire control of any Ohio corporation the outstanding shares of which are listed on a national securities exchange or regularly quoted in the over-the-counter market, such corporation is entitled to recover from such person any profit realized by that person upon the disposition of any equity securities of the corporation by that person within 18 months after making the acquisition proposal.

For purposes of the foregoing Ohio statutes, an "issuing public corporation" is defined as a corporation that (i) is incorporated in Ohio, (ii) has fifty or more shareholders, (iii) has its principal place of business, principal executive offices, assets having substantial value, or a substantial percentage of its assets within Ohio and (iv) has no close corporation agreement in effect and an "interested shareholder" is defined as any person who beneficially owns or has the power to exercise the voting power of shares entitling such person to 10% of the voting power in the election of directors.

The Bank Holding Company Act of 1956 requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

Reports to Shareholders. The Company intends to furnish its shareholders with annual reports, including audited financial statements, and with quarterly reports.

Transfer Agent. The transfer agent for the Common Shares is the Company .

Also see "SUPERVISION AND REGULATION" for requirements of state and federal law with regard to acquisition of the stock of a bank holding company.

SUPERVISION AND REGULATION

The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by such statutes and regulations.

The Company

On or about October 15, 1998, the Company filed with the Division an Application for Authorization to Organize a New State-Chartered Bank (the "State Application"). On or about October 15, 1998, the Bank applied to the Federal Deposit Insurance Corporation (the "FDIC Application") for federal deposit insurance coverage of its deposits. The Company submitted an application to the Board of Governors of the Federal Reserve System for permission to become a bank holding company by acquiring all of the voting stock of the Bank on or about October 12, 1998 (the "Federal Reserve Application"). On July 20, 1999, the Bank obtained a Certificate of Authority from the Division. On July 19, 1999, the FDIC Application and the Federal Reserve Application were approved authorizing the Bank to commence business as a subsidiary of the Company.

Due primarily to the Bank□s member status with the Federal Reserve Board, the Company is subject to regulation by the Federal Reserve Board and is required to file with the Federal Reserve Board annual reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks also are subject to examination by the Federal Reserve Board.

Regulation Y, promulgated under the Bank Holding Company Act of 1956, as amended, requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or before acquiring direct or indirect ownership or control of any voting securities of a bank or bank holding company, if, after such acquisition, it would control, directly or indirectly, more than five percent (5%) of the outstanding shares of any class of voting securities of the bank or bank holding company. Bank holding companies are permitted to acquire control of, or acquire substantially all of the assets of, a bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, however, such acquisitions are subject to certain restrictions and requirements. Bank holding companies may also own or control nonbank subsidiaries in any state. Ohio law imposes certain additional restrictions on the acquisition and control of voting shares of any bank or bank holding company.

In approving acquisitions by bank holding companies of companies engaged in nonbanking activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undo concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board is authorized to differentiate between activities commenced de novo and those commenced by the acquisition in whole or in part of a going concern.

Bank holding companies, as well as banks and their affiliates, are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie-in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Bank

The Bank is chartered in the State of Ohio and is regulated by the Division of Financial Institutions. The Federal Deposit Insurance Corporation also regulates the Bank and insures its deposits. These regulatory agencies have the authority to examine the Bank and the Bank will be subject to their regulations. In addition, the operations of the Bank are affected through the regulation of the Company and the Bank by the Federal Reserve Board.

Capital

The Federal Reserve Board, the Superintendent and FDIC require banks and holding companies to maintain minimum ratios of primary and total capital to total assets. Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Bank and the Company, including their ability to pay dividends.

The Bank is also subject to federal and state regulations as to such matters as required reserves, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of its own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, its activities and operations are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-

Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on dividends declared and paid by its subsidiary bank. Payment of dividends by the Bank and any other subsidiary bank of the Company will be subject to restrictions imposed by federal and state banking laws. The Federal Reserve Board has prohibited the Company from payment of any dividends during the first three years of its operations. These restrictions include the prohibition in the Federal Deposit Insurance Act against the payment of dividends by any insured bank if it is in default in the payment of any assessment to the FDIC and the requirement that no dividend may be declared or paid until the earlier of the date which is three years from the opening of the bank or on which all initial losses of the bank have been recovered.

Under Ohio law, a bank's board of directors may declare dividends and distributions on the bank's outstanding shares, subject to all of the following conditions:

(A) Payment of a dividend or distribution may, generally, only be funded from undivided profits.

(B) A dividend or distribution may be paid in treasury shares or in authorized but unissued shares, if the board makes the required transfers to surplus and paid-in capital.

(C) The approval of the superintendent of financial institutions is required for the declaration of dividends and distributions if the total of all dividends and distributions declared on the bank□s shares in any year, and not paid in shares, exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

(D) Prior to the declaration of any dividend or distribution the bank has made all required allocations to reserves for losses or contingencies.

Government Policies and Legislation

The policies of regulatory authorities, including the Federal Reserve Board and the FDIC have had significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve Board is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishments of the discount rate on bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

The United States Congress has periodically considered and adopted legislation which has resulted in, and is presently considering other legislation that could result in, further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Bank or the Company.

Ohio law allows a bank to branch into any county within the state and interstate branching is generally permitted. A bank holding company is presently permitted to merge any or all of its bank subsidiaries into a single bank.

LITIGATION

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for the Company by Shuler, Plank & Brahm, A Legal Professional Association, 145 East Rich Street, Suite 400, Columbus, Ohio 43215.

THIRD STREET BANCSHARES, INC.
AND SUBSIDIARY

MARIETTA, OHIO

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001



THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
MARIETTA, OHIO
DECEMBER 31, 2001

TABLE OF CONTENTS

HTM&I

Harman, Thompson, Mallory & Ice, A.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

We have audited the accompanying consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Harman, Thompson, Mallory & Ice A.C.

000048

Parkersburg, West Virginia
January 18, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

STATEMENT I

	2001	2000
ASSETS		
Cash and Due from Banks	$ 2,450,751	$ 1,216,319
Time Deposits	-0-	495,000
Federal Funds Sold	3,064,000	1,689,000
Investment Securities:		
Securities Held-to-Maturity, At Amortized Cost (Fair Value: 2001 - $987,252, 2000 - $2,989,973)	994,588	2,985,708
Securities Available-for-Sale, At Fair Value	3,381,018	4,296,787
Loans	34,060,935	23,094,221
Less: Allowance for Loan Losses	(411,000)	(402,000)
Loans - Net	33,649,935	22,692,221
Accrued Interest Receivable	164,509	171,707
Premises and Equipment, At Cost Less Accumulated Depreciation	2,087,878	2,218,661
Deferred Tax Benefits	584,896	344,536
Other Real Estate Owned	92,953	-0-
Other Assets	42,615	46,920
TOTAL ASSETS	$ 46,513,143	$ 36,156,859
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Demand - Noninterest Bearing	$ 4,030,967	$ 2,772,287
Demand - Interest-Bearing	10,424,238	7,733,250
Savings	8,531,086	4,061,162
Time	18,078,261	13,071,863
TOTAL DEPOSITS	**$ 41,064,552**	**$ 27,638,562**
Line-of-Credit	500,000	-0-
Federal Funds Purchased	-0-	2,000,000
Securities Sold under Repurchase Agreements	258,205	2,132,696
Accrued Interest Payable	115,861	99,630
Other Liabilities	64,400	46,082
TOTAL LIABILITIES	$ 42,003,018	$ 31,916,970
SHAREHOLDERS' EQUITY		
Common Stock ($25.00 Stated Value; 500,000 Shares Authorized; Issued and Outstanding Shares - 228,000 in 2001 and 2000)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit), Including Deficit of $(376,291) Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,239,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 46,513,143	$ 36,156,859

The accompanying notes are an integral part of these consolidated financial statements. 000049

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT II

	2001	2000	1999
INTEREST INCOME			
Interest and Fees on Loans	$ 2,467,149	$ 1,485,594	$ 188,009
Interest on Interest-Bearing Deposits in Other Banks	3,017	2,926	26,515
Interest on Time Deposits	3,826	33,024	-0-
Interest on Federal Funds Sold	162,646	57,024	66,171
Interest and Dividends on Investment Securities	333,399	267,769	67,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL INTEREST INCOME	$ 2,970,037	$ 1,846,337	$ 348,798
INTEREST EXPENSE			
Interest on Deposits	$ 1,489,954	$ 868,645	$ 134,962
Interest on Securities Sold Under Repurchase Agreements	74,618	32,691	8,574
Interest on Federal Funds Purchased	5,659	73,102	-0-
Interest on Other Borrowed Funds	2,536	66	-0-
TOTAL INTEREST EXPENSE	$ 1,572,767	$ 974,504	$ 143,536
NET INTEREST INCOME	$ 1,397,270	$ 871,833	$ 205,262
Provision for Loan Losses	31,831	248,019	154,035
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ 1,365,439	$ 623,814	$ 51,227
NONINTEREST INCOME			
Service Charges and Fees on Deposits	$ 110,608	$ 58,452	$ 8,539
Other Income	1,072	29	-0-
TOTAL NONINTEREST INCOME	$ 111,680	$ 58,481	$ 8,539
NONINTEREST EXPENSE			
General and Administrative:			
Employee Compensation and Benefits	$ 720,690	$ 666,507	$ 299,152
Occupancy Expense	53,859	82,776	47,763
Furniture and Equipment Expense	148,090	161,254	75,179
Internet and Data Processing Fees	197,916	134,879	81,167
Other Expenses	353,140	357,609	284,605
Organization and Pre-Opening Expenses	-0-	-0-	223,381
TOTAL NONINTEREST EXPENSE	$ 1,473,695	$ 1,403,025	$ 1,011,247
INCOME (LOSS) BEFORE INCOME TAXES	$ 3,424	$ (720,730)	$ (951,481)
Applicable Income Taxes (Benefit)	(244,328)	(123,487)	(224,285)
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
NET INCOME (LOSS) AVAILABLE FOR COMMON SHAREHOLDERS	$ 247,752	$ (597,243)	$ (727,196)
PER COMMON SHARE DATA:			
NET INCOME	$ 1.09	$ (2.62)	$ (6.50)
CASH DIVIDENDS DECLARED	$ 0.00	$ 0.00	$ 0.00

The accompanying notes are an integral part of these consolidated financial statements.

000050

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT III

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
BALANCE, DECEMBER 31, 1998	$ 700,000	$ -0-	$ (154,013)	$ -0-	$ 545,987
(All Retained Earnings Deficit Accumulated During the Development Stage)					
Net Loss During Development			(222,278)		(222,278)
Common Stock Sold	5,000,000				5,000,000
Net Loss from Operations for Year			(504,918)		(504,918)
BALANCE, DECEMBER 31, 1999	$ 5,700,000	$ -0-	$ (881,209)	$ -0-	$ 4,818,791
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			(597,243)		(597,243)
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,237				18,341	18,341
TOTAL COMPREHENSIVE INCOME					(578,902)
BALANCE, DECEMBER 31, 2000	$ 5,700,000	$ -0-	$ (1,478,452)	$ 18,341	$ 4,239,889
COMPREHENSIVE INCOME					
Net Income (Loss) for Year			247,752		247,752
Other Comprehensive Income, Net of Deferred Income Tax:					
Changes in Unrealized Gain (Loss) on Investment Securities					
Available-for-Sale, Net of Deferred Income Tax Benefit of $3,968				22,484	22,484
TOTAL COMPREHENSIVE INCOME					270,236
BALANCE, DECEMBER 31, 2001	$ 5,700,000	$ -0-	$ (1,230,700)	$ 40,825	$ 4,510,125

000051

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

STATEMENT IV

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES			
Deferred Income Taxes	$ (244,328)	$ (123,487)	$ (224,285)
Depreciation	150,393	164,687	60,500
Provision for Loan Losses	31,831	248,019	154,035
Other Amortizations (Accretions) - Net	(86,557)	(29,152)	-0-
(Increase) Decrease in Accrued Interest Receivable	7,198	(89,455)	(82,252)
(Increase) Decrease in Other Assets	4,305	(31,311)	33,384
Increase (Decrease) in Accrued Interest Payable	16,231	72,879	26,751
Increase (Decrease) in Other Liabilities	17,791	31,614	8,374
TOTAL ADJUSTMENTS	**$ (103,136)**	**$ 243,794**	**$ (23,493)**
NET CASH FLOWS FROM OPERATING ACTIVITIES	**$ 144,616**	**$ (353,449)**	**$ (750,689)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net (Increase) Decrease in Time Deposits	$ 495,000	$ (495,000)	$ 100,000
Net (Increase) Decrease in Federal Funds Sold	(1,375,000)	2,042,000	(3,731,000)
Purchases of Investment Securities Held-to-Maturity	(931,989)	-0-	(2,970,962)
Purchases of Investment Securities Available-for-Sale	(2,051,982)	(4,094,304)	(194,700)
Proceeds from the Sales or Maturities of Investment Securities Available-for-Sale	2,985,709	28,200	-0-
Proceeds from the Sales or Maturities of Investment Securities Held-to-Maturity	3,018,160	-0-	-0-
Loan Originations and Principal Payment on Loans	(11,096,380)	(14,825,929)	(8,268,346)
Capital Expenditures	(19,610)	(57,165)	(1,740,383)
NET CASH FLOWS FROM INVESTING ACTIVITIES	**$ (8,976,092)**	**$ (17,402,198)**	**$ (16,805,391)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase (Decrease) in Total Deposits	$ 13,440,399	$ 14,591,537	$ 13,047,025
Net Increase (Decrease) in Federal Funds Purchased	(2,000,000)	2,000,000	-0-
Net Increase (Decrease) in Securities Sold under Repurchase Agreements	(1,874,491)	1,338,824	793,872
Net Increase in Other Borrowing	500,000	-0-	-0-
Principal Reduction on Debt	-0-	-0-	(275,595)
Common Stock Sold	-0-	-0-	5,000,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	**$ 10,065,908**	**$ 17,930,361**	**$ 18,565,302**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**$ 1,234,432**	**$ 174,714**	**$ 1,009,222**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,216,319**	**1,041,605**	**32,383**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 2,450,751**	**$ 1,216,319**	**$ 1,041,605**

F-7

000052

The accompanying notes are an integral part of these consolidated financial statements.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(CONTINUED)

STATEMENT IV

		2001		2000		1999
SUPPLEMENTARY DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES						
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$	26,452	$	21,578	$	-0-
Loans Transferred to Foreclosed Properties	$	92,953	$	-0-	$	-0-
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION						
Cash Paid during the Year For:						
Interest	$	1,556,537	$	868,934	$	169,404
Income Taxes	$	-0-	$	-0-	$	-0-

The accompanying notes are an integral part of these consolidated financial statements. 000053

NOTE 1: ORGANIZATION AND DEVELOPMENT

Third Street Bancshares, Inc. was incorporated on May 28, 1998 for the purpose of developing and creating a wholly-owned banking subsidiary in Marietta, Ohio. The Corporation's initial capitalization consisted of 28,000 shares of no par common stock issued through a private placement at $25 per share. During 1999, it subsequently undertook an offering to sell up to 200,000 additional shares of its no par value common stock for $25 per share. On March 26, 1999, Settlers Bank was incorporated as a wholly-owned subsidiary of Third Street Bancshares, Inc. After completion of the stock offering by the parent company and obtaining the requisite regulatory approvals, the Bank was capitalized by the parent company with 1,000 shares of $1,000 par value common stock and $4,100,000 paid-in-capital, for an initial capitalization of $5,100,000. The costs associated with the organization and development of the Corporations and the issuance of the common stock have been expensed in the periods such costs were incurred.

The Bank commenced operations on July 26, 1999 after receiving FDIC and Ohio Division of Financial Institutions certificates of authorization. Third Street Bancshares, Inc. was considered a development stage enterprise for the period May 28, 1998, date of inception, to July 26, 1999. Settlers Bank was considered a development stage enterprise for the period March 26, 1999, its date of inception, to July 26, 1999. All costs of the entities have been recognized as expenses to date, therefore, consolidated retained earnings include the following development stage cumulative deficits:

Deficit Accumulated During Development Stage, Beginning of 1999	$ 154,013
Additional Deficit Accumulated During Development Stage During 1999	222,278
Deficit Accumulated During Development Stage, End of 1999	**$ 376,291**

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Third Street Bancshares Inc. (the Corporation) is a bank holding company whose principal activity is the ownership and management of its wholly-owned Subsidiary, Settlers Bank (the Bank). The Bank provides a variety of financial services to individuals and corporate customers at its location in Marietta, Ohio. The Bank's primary deposit products are noninterest-bearing and interest-bearing checking accounts, savings accounts, and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans, and other consumer loans.

Basis of Presentation

The accounting and reporting policies of Third Street Bancshares, Inc. and its Subsidiary are in conformity with accounting principles generally accepted in the United States of America followed within the banking industry. The significant accounting policies employed in the preparation of the accompanying consolidated financial statements are summarized below.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the accounts of Third Street Bancshares, Inc. and its wholly-owned Subsidiary, Settlers Bank. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses and the valuation of foreclosed properties is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and foreclosed real estate or other property, management obtains independent appraisals for significant collateral.

While management uses available information to recognize losses on loans and foreclosed properties, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's estimated losses on loans and foreclosed properties. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed properties may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Concentrations and Credit Risk

The Bank's loans, commitments, and lines-of-credit have been granted to customers in the Bank's market area. Most customers are depositors of the Bank. The concentrations of credits, by type of loan, are set forth in Note 4. The distribution of commitments to extend credit and lines-of-credit approximates the distribution of loans outstanding. The Bank, as a matter of general policy, does not extend credit to any single borrower or group of related borrowers in excess of 15% of the Bank's capital at the time of the loan closing except for circumstances permitted under Regulation O.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Concentrations and Credit Risk (Continued)

The Bank manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory, and real property. Consumer loans such as residential mortgage and installment loans are generally secured by the real or personal property financed. Commercial real estate loans are generally secured by the underlying real property. The ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed properties are susceptible to changes in the local market conditions.

Statement of Cash Flows

For the purpose of reporting cash flows, the Corporation and its Subsidiary define cash as cash on hand (i.e. vault and teller funds) and amounts due from correspondent depository institutions, as reported in the Balance Sheet caption "Cash and Due from Banks".

Investment Securities

It is the policy of the Corporation and its Subsidiary to prohibit the use of their respective investment accounts to maintain a trading account or to speculate in securities that would demonstrate management's intent to profit from short-term price movements.

Government, federal agency, state, and political subdivisions debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in investment interest income using methods approximating the interest method over the period to maturity.

Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities will be included in the caption "Accumulated Other Comprehensive Income" as a separate component of shareholders' equity until realized. Realized gains and losses on securities available-for-sale are included as a separate line on the Consolidated Statements of Income and, when applicable, are reported as a reclassification adjustment in "Accumulated Other Comprehensive Income". Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in investment interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Investment Securities (Continued)

Fair values of securities are determined by prices obtained from independent market sources. The fair values of obligations of state and political subdivisions are established with the assistance of an independent pricing service and are based on available market data which often reflect transactions of relatively small size and are not necessarily indicative of the prices at which large amounts of particular issues could readily be sold or purchased.

Loans

Loans are stated at unpaid principal balances, less deferred loan fees.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest income on mortgage, commercial, and consumer loans generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current period is reversed, and interest accrued in prior periods is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest and the loan is in the process of collection.

Consistent with the Bank's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, will be recognized as income using the accrual method. The Bank's method of income recognition for impaired loans that are classified as nonaccrual will be to recognize interest income on the cash basis of income recognition or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The initial land acquisition by the Company was for cash consideration paid to a development company owned by five of the original shareholders. The purchase price was the same as the cash paid by the development company for the land in an arms length transaction.

Premises and equipment are depreciated over their estimated useful lives using either straight-line or an accelerated method. Useful lives are revised when a change in life expectancy becomes apparent.

Maintenance and repairs are expensed as incurred and major renewals and betterments are capitalized. Gains or losses on dispositions of premises and equipment are included in current operations as realized.

Foreclosed Properties

Foreclosed properties will include both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank will take physical possession, regardless of whether formal foreclosure proceedings have taken place.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Foreclosed Properties (Continued)

Real estate and other properties acquired through, or in lieu of, loan foreclosure are to be sold and will be initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition will be charged to the allowance for loan losses. After foreclosure, these assets will be carried at the lower of their new cost basis or fair value less cost to sell. Cost of significant property improvements will be capitalized, whereas costs relating to holding property will be expensed. The portion of interest costs relating to development of real estate will be capitalized. Valuations will be periodically performed by management, and any subsequent write-downs will be recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Advertising

The Corporation and its Subsidiary's policy is to expense advertising costs as incurred.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, organization expenses, depreciation, and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Similarly, as future expectations of benefit utilizations are revised, valuations are also adjusted through the provision for income tax.

The Corporation and its Subsidiary files a consolidated federal tax return. Tax allocation arrangements between the Corporation and its Subsidiary follow the policy of determining income taxes as if the Subsidiary filed a separate federal tax return with consolidation surtax eliminations at the Corporation's level.

Stock Incentive Plan

000059

The Corporation has a Stock Incentive Plan (the Plan) which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

Stock Incentive Plan (Continued)

The Plan is Board administered, has a defined option price, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall aggregate share limitation. The Plan has a ten-year life terminating July 30, 2009.

Earnings Per Share

Earnings per share of common stock are based on the weighted-average number of shares of common stock outstanding during each period. Such weighted-average shares outstanding were 228,000, 228,000 and 111,836 shares for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 3: INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

	DECEMBER 31, 2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 994,588	$	$ (7,336)	$ 987,252
TOTAL	**$ 994,588**	**$ -0-**	**$ (7,336)**	**$ 987,252**
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,052,388	$ 48,030	$	$ 3,100,418
Equity Securities	280,600			280,600
TOTAL	**$ 3,332,988**	**$ 48,030**	**$ -0-**	**$ 3,381,018**

	DECEMBER 31, 2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
SECURITIES HELD-TO-MATURITY				
U.S. Government Agencies and Corporations	$ 2,985,708	$ 4,265	$	$ 2,989,973
TOTAL	**$ 2,985,708**	**$ 4,265**	**$ -0-**	**$ 2,989,973**
SECURITIES AVAILABLE-FOR-SALE				
U.S. Government Agencies and Corporations	$ 3,996,109	$ 21,578	$	$ 4,017,687
Equity Securities	279,100			279,100
TOTAL	**$ 4,275,209**	**$ 21,578**	**$ -0-**	**$ 4,296,787**

NOTE 3: INVESTMENT SECURITIES (CONTINUED)

Federal Home Loan Bank and Federal Reserve Bank stock is included in equity securities at its stated par value since it is not practicable to estimate the fair value because these securities are not marketable.

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2001:

	SECURITIES HELD-TO-MATURITY		SECURITIES AVAILABLE-FOR-SALE	
	AMORTIZED COST	FAIR VALUE	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$	$	$ 993,657	$ 1,031,499
Due after One Year through Five Years	994,588	987,252	2,058,731	2,068,919
Equity Securities - No Stated Maturity			280,600	280,600
TOTAL	$ 994,588	$ 987,252	$ 3,332,988	$ 3,381,018

There were no securities transferred between classifications during the years ended December 31, 2001 and 2000.

Securities pledged to secure government deposits and other purposes as required or permitted by law had a book value of $3,052,388 and $6,182,610 as of December 31, 2001 and 2000, respectively. The fair values of the pledged securities totaled $3,100,418 and $6,207,844 at December 31, 2001 and 2000, respectively.

Interest and Dividends on Securities

The following represents the interest and dividends on securities, presented by investment classifications, for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
U.S. Treasury and Federal Agency/Obligations	$ 316,140	$ 251,131	$ 62,410
Other Investments	17,259	16,638	4,590
TOTAL	$ 333,399	$ 267,769	$ 67,000

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: LOANS

Major classifications of loans are summarized as follows at December 31:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Mortgage Loans	$ 17,423,347	$ 11,455,931
Commercial Loans	10,455,888	7,196,483
Installment Loans	4,515,706	3,600,619
Home Equity Loans	1,761,384	874,851
TOTAL LOANS	**$ 34,156,325**	**$ 23,127,884**
LESS: Unearned Deferred Fees	(95,390)	(33,663)
	$ 34,060,935	**$ 23,094,221**

A significant concentration of credit exists through outstanding loans to and leases acquired from a commercial and consumer leasing company (approximately $1,700,000 at December 31, 2001). These credits are reflected in the commercial and installment loan categories above.

Information regarding impaired loans is as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31, 2001	DECEMBER 31, 2000
INFORMATION ON IMPAIRED LOANS FOR THE PERIOD ENDED		
Average Investment in Impaired Loans	$ 24,440	$ -0-
Interest Income Recognized on Impaired Loans Including Interest Income Recognized on Cash Basis	$ 1,369	$ N/A
INFORMATION ON IMPAIRED LOANS AT PERIOD END		
Balance of Impaired Loans	$ 48,879	$ -0-
LESS: Portion for Which No Allowance for Loan Losses Is Allocated	(23,395)	-0-
Portion of Impaired Loan Balance for Which an Allowance for Loan Losses Is Allocated	$ 25,484	$ -0-
Portion of Allowance for Loan Losses Allocated to the Impaired Loan Balance	$ 5,000	$ -0-

NOTE 5: ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses is as follows for the years ended December 31, 2001, 2000, and 1999:

	DECEMBER 31,		
	2001	2000	1999
BALANCE, BEGINNING OF PERIOD	$ 402,000	$ 154,000	$ -0-
Provisions Charged to Operations	31,831	248,019	154,035
Loans Charged Off	(23,779)	(19)	(35)
Recoveries	948	-0-	-0-
BALANCE, END OF PERIOD	$ 411,000	$ 402,000	$ 154,000

The allowance for loans losses consists of the following amounts relating to outstanding loan classifications as of December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Mortgage Loans	$ 48,492	$ 29,829
Commercial Loans	307,732	311,952
Installment Loans	43,588	23,044
Home Equity Loans	7,750	3,849
Overdrafts Classified as Loans	3,438	33,326
BALANCE, END OF PERIOD	$ 411,000	$ 402,000

NOTE 6: TRANSACTIONS WITH OFFICERS AND DIRECTORS

In the ordinary course of business, the Corporation and its Subsidiary has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Corporation and its Subsidiary.

Loans to such borrowers are summarized as follows:

	DECEMBER 31,	
	2001	2000
BALANCE AT BEGINNING OF PERIOD	$ 1,758,319	$ 1,070,953
Repayments	(133,329)	(479,837)
Borrowings	-0-	1,167,203
BALANCE AT END OF PERIOD	$ 1,624,990	$ 1,758,319

NOTE 7: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2000 consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Investment Securities	$ 28,686	$ 53,729
Loans	135,823	117,978
TOTAL	$ 164,509	$ 171,707

NOTE 8: BANK PREMISES AND EQUIPMENT

Bank premises and equipment is presented on the Consolidated Balance Sheet at cost net of accumulated depreciation and consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Land and Improvements	$ 264,994	$ 264,994
Bank Premises	1,668,618	1,664,718
Furniture and Equipment	529,847	514,136
TOTAL COST	$ 2,463,459	$ 2,443,848
LESS: Accumulated Depreciation	(375,580)	(225,187)
NET	$ 2,087,879	$ 2,218,661

Depreciation and amortization amounted to $150,393, $164,687 and $60,500 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 9: DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was $6,332,620 and $4,465,775 at December 31, 2001 and 2000, respectively. Interest expense on time deposits in denominations of $100,000 or more for the years ended December 31, 2001, 2000, and 1999 was $393,883, $181,323, and $10,407, respectively.

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

2002	$ 10,399,246
2003	6,201,606
2004	1,117,075
2005	-0-
2006 and Thereafter	360,334
TOTAL	$ 18,078,261

NOTE 9: DEPOSITS (CONTINUED)

The Bank held deposits of approximately $1,860,515 and $1,603,355 for related parties at December 31, 2001 and 2000, respectively.

Interest expense on deposits for the years ended December 31, 2001, 2000, and 1999 is as follows:

	DECEMBER 31,		
	2001	2000	1999
Demand - Interest-Bearing	$ 253,266	$ 207,212	$ 37,096
Savings	181,886	126,197	10,620
Time	1,054,802	535,236	87,246
	$ 1,489,954	$ 868,645	$ 134,962

NOTE 10: FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Federal Funds Purchased

Federal funds purchased generally mature within one to four days from the transaction date.

The details of this classification are as follows for the years ended:

	DECEMBER 31,	
	2001	2000
Federal Funds Purchased		
Balance at End of Year	$ -0-	$ 2,000,000
Average During Year	$ 82,680	$ 1,083,720
Maximum Month-End Balance	$ -0-	$ 2,000,000
Average Rate During Year	6.75%	6.75%
Rate at Year End	N/A	6.75%

Repurchase Agreements

Repurchase agreements generally represent overnight-borrowing transactions. The details of this classification are as follows for the years ended December 31, 2001 and 2000:

	DECEMBER 31,	
	2001	2000
Repurchase Agreements		
Balance at End of Period	$ 258,205	$ 2,132,696
Average during Period	$ 1,974,632	$ 669,935
Maximum Month-End Balance	$ 3,117,000	$ 2,132,696
Average Rate during Period	3.80%	4.88%
Rate at Period End (Weighted Average)	2.50%	5.24%

Securities with a total par value of $950,000 were pledged for sweep accounts associated with repurchase agreements as of December 31, 2001.

NOTE 11: STOCK INCENTIVE PLAN

The Corporation has a Stock Incentive Plan which provides for the grant of stock options to its directors, officers, and other key employees to serve as a performance incentive and to encourage the ownership and capital growth of the Corporation's stock by key individuals whose vested interest in the success of the Corporation is deemed important.

The Plan is Board administered, has a defined option price based on the higher of the stock's initial offering price, book value as of the previous calendar year-end, or fair market value on the date of grant, and has a three-year vesting provision. The Plan is subject to certain annual and total awards to individuals limitations, as well as an overall award limitation of 30,780 aggregate shares. Each option shall expire not more than ten years from the date the option is granted, and the Plan has a ten-year life terminating July 30, 2009.

Options for 5,800, 5,600, and 5,650 shares were awarded for the years ended December 31, 2001, 2000, and 1999, respectively. No options were vested as of December 31, 2001. Net options outstanding for 2001, 2000, and 1999 are 5,780, 5,580, and 5,580, respectively.

NOTE 12: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation and its Subsidiary have various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The following are the principal commitments.

Commitments Under Servicing Agreement

The Bank has contracted with a third-party service center to perform substantially all electronic data processing services for the Bank. Pursuant to this agreement, certain payments may become due if the agreement is terminated before July, 2004. As of December 31, 2001, the contingent liability to the Bank's service center is estimated to be $179,640, plus the actual costs incurred in connection with the termination.

Loan Commitments

At December 31, 2001 and 2000, the Bank had outstanding firm commitments to extend credit as follows:

	DECEMBER 31, 2001		
	FIXED RATE	VARIABLE RATE	TOTAL
Installment	$ 10,000	$ -0-	$ 10,000
Home Equity Lines-of-Credit	-0-	1,483,471	1,483,471
Mortgage Loans	490,144	-0-	490,144
Commercial Loans	98,579	2,974,751	3,073,330
	$ 598,723	$ 4,458,222	$ 5,056,945

NOTE 12: COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

	DECEMBER 31, 2000		
	FIXED RATE	VARIABLE RATE	TOTAL
Home Equity Lines-of-Credit	$ -0-	$ 1,116,052	$ 1,116,052
Mortgage Loans	475,447	130,200	605,647
Commercial Loans	130,153	1,824,942	1,955,095
	$ 605,600	$ 3,071,194	$ 3,676,794

The Bank had commitments under standby letters-of-credit that totaled $80,000 and $130,000 at December 31, 2001 and 2000, respectively.

Restriction On Cash and Due from Banks

The Bank is required to maintain cash balances with the Federal Reserve and other banks based on the types and amounts of deposits held. During 2001, the aggregate balance maintained to meet these requirements was approximately $150,000.

From time to time, the Bank maintains cash balances in any one financial institution exceeding insured balances by the Federal Deposit Insurance Corporation up to $100,000 in aggregate.

Other Commitments and Contingencies

From time to time, the Corporation and its Subsidiary are defendants in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Corporation and its Subsidiary will be materially affected by the final outcome of any such legal proceedings.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: INCOME TAXES

The Corporation and its Subsidiary files a consolidated federal income tax return.

The consolidated provision for income taxes included in the Consolidated Statements of Income consists of the following components of applicable income and tax expense (benefit) for the periods ended December 31, 2001, 2000, and 1999.

	DECEMBER 31,		
	2001	2000	1999
CURRENT INCOME TAXES			
Federal	$ -0-	$ -0-	$ -0-
	$ -0-	$ -0-	$ -0-
DEFERRED INCOME TAXES			
Federal	$ (244,328)	$ (123,487)	$ (224,285)
	$ (244,328)	$ (123,487)	$ (224,285)
TOTAL INCOME TAXES	$ (244,328)	$ (123,487)	$ (224,285)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying the statutory income tax rate by book pretax income for the periods ended December 31, 2001, 2000, and 1999 is as follows:

	2001		2000		1999	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Federal Statutory Tax Rate	$ 1,164	34	$ (245,048)	(34)	$ (323,504)	(34)
Deferred Tax Valuation Allowance	(237,277)	---	105,356	15	151,347	16
Effect of Other Items	(8,215)	---	16,205	2	(52,128)	(5)
REPORTED EFFECTIVE TAX RATE	$ (244,328)	---	$ (123,487)	(17)	$ (224,285)	(23)

Deferred tax assets and liabilities result from temporary timing differences of revenue and expense recognition for income tax return filing purposes and financial reporting purposes. Significant components of deferred tax assets and liabilities for the periods ended December 31, 2001, 2000, and 1999 are as follows:

NOTE 13: INCOME TAXES (CONTINUED)

	DECEMBER 31, 2001	2000	1999
DEFERRED TAX ASSETS			
Start-up and Organization Costs Deferred for Tax Purposes	$ 22,431	$ 31,575	$ 46,729
Federal Net Operating Loss Carryforward	468,262	474,553	286,477
Net Operating Loss Carryforward-Valuation Limitation	-0-	(237,277)	(143,238)
Allowance for Loan Losses	139,740	98,348	36,289
Allowance for Loan Losses-Valuation Limitation	(38,332)	(19,426)	(8,109)
Accumulated Depreciation	-0-	-0-	6,137
TOTAL DEFERRED TAX ASSETS	$ 592,101	$ 347,773	$ 224,285
DEFERRED TAX LIABILITIES			
Investment Securities Available-for-Sale	$ 7,204	$ 3,237	$ -0-
TOTAL DEFERRED TAX LIABILITIES	$ 7,204	$ 3,237	$ -0-

As of December 31, 2001, the Corporation had approximately $1,405,743 in federal income tax losses available as carryforwards to reduce taxable income in future periods. These net operating loss carryforwards expire as follows:

2018	$ 150,698
2019	$ 717,644
2020	$ 527,403
2021	$ 9,998

A valuation limitation on the net operating loss carryforward deferred tax asset had been established in prior years based on the present value of future expectations of the utilization of the tax benefit arising from the carryforward. This valuation allowance was reversed in 2001 as the Corporation achieved positive operating performance, and the utilization of the net operating loss carryforwards is reasonably assured based on current expectations of future operating results.

NOTE 14: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Subsidiary of the Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 14: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

The Bank has not been required to perform on any financial guarantees during the past six months. The Bank has not incurred any losses on its commitments in 2001.

NOTE 15: RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends to shareholders by Third Street Bancshares, Inc. is not encumbered by any restrictive provisions. There are, however, limitations set by law on the amount of funds available to Third Street Bancshares, Inc. from its Subsidiary. Dividends may be paid out of funds legally available therefore subject to the restrictions set forth in the Ohio Revised Code. The Subsidiary Bank must maintain a Tier I capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

NOTE 16: REGULATORY MATTERS

The Corporation is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956. As a bank holding company, the Corporation's activities and those of its banking Subsidiary are limited to the business of banking and activities closely related or incidental to banking.

The Corporation's subsidiary bank, Settlers Bank, is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, created by the Federal Deposit Insurance Corporation Act of 1991, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the Act and its amendments are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE 16: REGULATORY MATTERS (CONTINUED)

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Subsidiary Bank's actual and required capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,717	14.6%	≥$ 2,594	≥8.0%	≥$ 3,242	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,312	13.3%	≥$ 1,297	≥4.0%	≥$ 1,946	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,312	9.64%	≥$ 1,789	≥4.0%	≥$ 2,236	≥ 5.0%

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 2000						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,262	17.7%	≥$ 1,926	≥8.0%	≥$ 2,408	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$3,960	16.4%	≥$ 963	≥4.0%	≥$ 1,445	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$3,960	12.6%	≥$ 1,260	≥4.0%	≥$ 1,575	≥ 5.0%

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES:		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS:	
	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO	AMOUNT (THOUSANDS)	RATIO
AS OF DECEMBER 31, 1999						
Total Risk-Based Capital (to Risk-Weighted Assets)	$4,716	44.3%	≥$852	≥8.0%	≥$ 1,065	≥10.0%
Tier I Capital (to Risk-Weighted Assets)	$4,583	43.0%	≥$426	≥4.0%	≥$ 639	≥ 6.0%
Tier I Capital - (Leverage) (to Adjusted Total Assets)	$4,583	28.2%	≥$651	≥4.0%	≥$ 813	≥ 5.0%

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

The following financial statements reflect the financial position and results of operations of Third Street Bancshares, Inc. (Parent Company Only).

CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

	DECEMBER 31,	
	2001	2000
ASSETS		
Cash and Due from Banks (All from Subsidiary)	$ 183,284	$ 197,166
Investment in Subsidiary (Equity Basis)	4,697,158	3,977,880
Deferred Tax Benefits	127,672	64,843
Other Assets	4,532	-0-
TOTAL ASSETS	$ 5,012,646	$ 4,239,889
LIABILITIES		
Line-of-Credit	$ 500,000	$ -0-
Accrued Interest Payable	2,521	-0-
	$ 502,521	$ -0-
SHAREHOLDERS' EQUITY		
Common Stock (Stated Value $25.00 per share, 2001 and 2000 - 228,000 Shares Authorized Issued, and Outstanding)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit) Including Deficit of $(376,291) Accumulated During the Development Stage in 1999	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,239,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,012,646	$ 4,239,889

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
REVENUE			
Interest Income	$ -0-	$ -0-	$ 25,837
Management Fee from Subsidiary	-0-	-0-	80,000
Interest Earnings During Development Stage	-0-	-0-	1,103
TOTAL REVENUE	$ -0-	$ -0-	$ 106,940
EXPENSES			
Interest Expense	$ 2,520	$ -0-	$ -0-
Employee Compensation and Benefits	2,250	2,687	49,319
Organization and Pre-Opening Expenses	-0-	-0-	223,381
Other Expenses	7,100	9,700	70,674
TOTAL EXPENSES	$ 11,870	$ 12,387	$ 343,374
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	$ (11,870)	$ (12,387)	$ (236,434)
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS)	196,793	(623,517)	(516,944)
NET (LOSS) BEFORE INCOME TAXES	$ 184,923	$ (635,904)	$ (753,378)
APPLICABLE INCOME TAXES (BENEFITS)	(62,829)	(38,661)	(26,182)
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	DECEMBER 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME (LOSS)	$ 247,752	$ (597,243)	$ (727,196)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FROM OPERATING ACTIVITIES:			
Undistributed Net (Income) Loss of Subsidiary	$ (196,793)	$ 623,517	$ 516,944
Deferred Income Taxes	(62,830)	(38,661)	(26,182)
(Increase) Decrease in Inter Company Receivable	-0-	-0-	19,286
(Increase) Decrease in Other Assets	(4,532)	-0-	29,707
Increase (Decrease) in Other Liabilities	2,521	-0-	(6,094)
TOTAL ADJUSTMENTS	$ (261,634)	$ 584,856	$ 533,661
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ (12,387)	$ (193,535)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Investment in Subsidiary	$ -0-	$ -0-	$ (5,100,000)
Net (Increase) Decrease in Certificates of Deposit	-0-	-0-	100,000
Additional Investment in Subsidiary	(500,000)	-0-	-0-
Sale of Capital Assets	-0-	-0-	646,300
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ -0-	$ (4,353,700)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Principal on Loans	$ -0-	$ -0-	$ (275,595)
Common Stock Sold	-0-	-0-	5,000,000
Net Increase (Decrease) in Other Borrowings	500,000	-0-	-0-
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ -0-	$ 4,724,405
NET INCREASE (DECREASE) IN CASH	$ (13,882)	$ (12,387)	$ 177,170
CASH AT BEGINNING OF PERIOD	197,166	209,553	32,383
CASH AT END OF PERIOD	$ 183,284	$ 197,166	$ 209,553
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION			
Cash Paid during the Year for:			
Interest	$ -0-	$ -0-	$ 25,868
Income Taxes	$ -0-	$ -0-	$ -0-

NOTE 17: CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)

Principal sources of revenues for the Corporation are dividends received from its Subsidiary. State law imposes limitations on the payment of dividends by the Subsidiary of the Corporation. The Subsidiary Bank must maintain a Tier I Capital to total adjusted assets ratio of at least nine percent for three years from commencement of banking operations and until such requirement is lifted by the State Superintendent of Financial Institutions.

Loans and extensions of credit must be secured in specified amounts. The Corporation had no borrowings outstanding from its Subsidiary bank at December 31, 2001.

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is presented below by quarter for the years ended December 31, 2001, 2000, and 1999:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2001					
Total Interest Income	$ 675,554	$ 748,159	$ 762,106	$ 784,218	$ 2,970,037
Total Interest Expense	396,919	413,160	408,578	354,110	1,572,767
Net Interest Income	$ 278,635	$ 334,999	$ 353,528	$ 430,108	$ 1,397,270
Provision for Loan Losses	45,015	72,978	29,800	(115,962)	31,831
Net Interest Income after Provision for Losses	$ 233,620	$ 262,021	$ 323,728	$ 546,070	$ 1,365,439
Total Noninterest Income	14,064	30,271	31,323	36,022	111,680
Total Noninterest Expense	374,005	336,497	388,629	374,564	1,473,695
Provision for Income Taxes (Benefits)	116,693	-0-	-0-	(361,021)	(244,328)
Net Income (Loss)	**$ (243,014)**	**$ (44,205)**	**$ (33,578)**	**$ 568,549**	**$ 247,752**
Net Income (Loss) Applicable to Common Stock	$ (243,014)	$ (44,205)	$ (33,578)	$ 568,549	$ 247,752
Per Common Share	$ (1.07)	$ (0.19)	$ (0.15)	$ 2.50	$ 1.09

000075

NOTE 18: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
2000					
Total Interest Income	$ 319,122	$ 420,334	$ 504,006	$ 602,875	$ 1,846,337
Total Interest Expense	156,262	208,689	271,130	338,423	974,504
Net Interest Income	$ 162,860	$ 211,645	$ 232,876	$ 264,452	$ 871,833
Provision for Loan Losses	81,000	77,100	57,919	32,000	248,019
Net Interest Income after Provision for Losses	$ 81,860	$ 134,545	$ 174,957	$ 232,452	$ 623,814
Total Noninterest Income	9,115	17,975	12,926	18,465	58,481
Total Noninterest Expense	317,170	338,922	360,380	386,553	1,403,025
Provision for Income Taxes (Benefits)	-0-	(184,020)	-0-	60,533	(123,487)
Net Loss	**$ (226,195)**	**$ (2,382)**	**$ (172,497)**	**$ (196,169)**	**$ (597,243)**
Net Loss Applicable to Common Stock	$ (226,195)	$ (2,382)	$ (172,497)	$ (196,169)	$ (597,243)
Per Common Share	$ (0.99)	$ (0.01)	$ (0.76)	$ (0.86)	$ (2.62)

	FIRST QUARTER (Development Stage)	SECOND QUARTER (Development Stage)	THIRD QUARTER	FOURTH QUARTER	TOTAL
1999					
Total Interest Income	$ 1,103	$	$ 96,462	$ 251,233	$ 348,798
Total Interest Expense		3,261	46,477	119,666	169,404
Net Interest Income	$ 1,103	$ (3,261)	$ 49,985	$ 131,567	$ 179,394
Provision for Loan Losses			77,768	76,267	154,035
Net Interest Income after Provision for Losses	$ 1,103	$ (3,261)	$ (27,783)	$ 55,300	$ 25,359
Total Noninterest Income			2,445	6,094	8,539
Total Noninterest Expense	79,600	140,520	280,192	485,067	985,379
Provision for Income Taxes (Benefits)	-0-	-0-	-0-	(224,285)	(224,285)
Net Loss	**$ (78,497)**	**$ (143,781)**	**$ (305,530)**	**$ (199,388)**	**$ (727,196)**
Net Loss Applicable to Common Stock	$ (78,497)	$ (143,781)	$ (305,530)	$ (199,388)	$ (727,196)
Per Common Share	$ (2.80)	$ (5.14)	$ (1.34)	$ (.87)	$ (6.50)

CONSOLIDATING INFORMATION

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATING INFORMATION

Board of Directors
Third Street Bancshares, Inc. and Subsidiary
Marietta, Ohio

Our report on our audit of the consolidated balance sheets of Third Street Bancshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000, and 1999 appears on Page One. This audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information in Schedules I - III is presented for purposes of additional analysis of the 2001 consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Harman, Thompson, Mallory & Ice A.C.

Parkersburg, West Virginia
January 18, 2002

000078

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE I

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
ASSETS				
Cash and Due from Banks	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751
Time Deposits				-0-
Federal Funds Sold		3,064,000		3,064,000
Investment Securities:				
Securities Held-to-Maturity, at Amortized Cost		994,588		994,588
Securities Available-for-Sale, at Fair Value		3,381,018		3,381,018
Investment in Subsidiary	4,697,158		(4,697,158)	-0-
Loans		34,060,935		34,060,935
Less: Allowance for Loan Losses		(411,000)		(411,000)
Loans - Net	-0-	33,649,935	-0-	33,649,935
Accrued Interest Receivable		164,509		164,509
Premises and Equipment, At Cost				
Less Accumulated Depreciation		2,087,878		2,087,878
Deferred Tax Benefits	127,672	457,224		584,896
Other Real Estate Owned		92,953		92,953
Other Assets	4,532	38,083		42,615
TOTAL ASSETS	$ 5,012,646	$ 46,380,939	$ (4,880,442)	$ 46,513,143
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Demand - Noninterest Bearing	$	$ 4,214,251	$ (183,284)	$ 4,030,967
Demand - Interest Bearing		10,424,238		10,424,238
Savings		8,531,086		8,531,086
Time		18,078,261		18,078,261
TOTAL DEPOSITS	**$ -0-**	**$ 41,247,836**	**$ (183,284)**	**$ 41,064,552**
Line-of-Credit	500,000			500,000
Federal Funds Purchased				-0-
Securities Sold under Repurchase Agreements		258,205		258,205
Accrued Interest Payable	2,521	113,340		115,861
Other Liabilities		64,400		64,400
TOTAL LIABILITIES	$ 502,521	$ 41,683,781	$ (183,284)	$ 42,003,018
SHAREHOLDERS' EQUITY				
Common Stock	$ 5,700,000	$ 1,000,000	$ (1,000,000)	$ 5,700,000
Additional Paid in Capital		4,600,000	(4,600,000)	-0-
Retained Earnings (Deficit)	(1,230,700)	(943,667)	943,667	(1,230,700)
Accumulated Other Comprehensive Income	40,825	40,825	(40,825)	40,825
TOTAL SHAREHOLDERS' EQUITY	$ 4,510,125	$ 4,697,158	$ (4,697,158)	$ 4,510,125
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,012,646	$ 46,380,939	$ (4,880,442)	$ 46,513,143

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
INTEREST INCOME				
Interest and Fees on Loans	$	$ 2,467,149	$	$ 2,467,149
Interest on Interest-Bearing Deposits in Other Banks		3,017		3,017
Interest on Time Deposits		3,826		3,826
Interest on Federal Funds Sold		162,646		162,646
Interest and Dividends on Investment Securities		333,399		333,399
TOTAL INTEREST INCOME	$ -0-	$ 2,970,037	$ -0-	$ 2,970,037
INTEREST EXPENSE				
Interest on Deposits	$	$ 1,489,954	$	$ 1,489,954
Interest on Securities Sold under Repurchase Agreements		74,618		74,618
Interest on Federal Funds Purchased		5,659		5,659
Interest on Other Borrowed Funds	2,520	16		2,536
TOTAL INTEREST EXPENSE	$ 2,520	$ 1,570,247	$ -0-	$ 1,572,767
NET INTEREST INCOME	$ (2,520)	$ 1,399,790	$ -0-	$ 1,397,270
Provision for Loan Losses		31,831		31,831
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	$ (2,520)	$ 1,367,959	$ -0-	$ 1,365,439
NONINTEREST INCOME				
Equity (Income) from Subsidiary	$ 196,793	$	$ (196,793)	$ -0-
Service Charges and Fees on Deposits		110,608		110,608
Other Income		1,072		1,072
TOTAL NONINTEREST INCOME	$ 196,793	$ 111,680	$ (196,793)	$ 111,680
NONINTEREST EXPENSE				
General and Administrative:				
Employee Compensation and Benefits	$ 2,250	$ 718,440	$	$ 720,690
Occupancy Expense		53,859		53,859
Furniture and Equipment Expense		148,090		148,090
Internet and Data Processing Fees		197,916		197,916
Other Expenses	7,100	346,040		353,140
TOTAL NONINTEREST EXPENSE	$ 9,350	$ 1,464,345	$ -0-	$ 1,473,695
INCOME BEFORE INCOME TAXES	$ 184,923	$ 15,294	$ (196,793)	$ 3,424
Applicable Income Taxes (Benefits)	(62,829)	(181,499)		(244,328)
NET INCOME	$ 247,752	$ 196,793	$ (196,793)	$ 247,752

Refer to the auditors' report on consolidating information.

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
CASH FLOWS FROM OPERATING ACTIVITIES				
NET INCOME	$ 247,752	$ 196,793	$ (196,793)	$ 247,752
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES				
Undistributed Net Income of Subsidiary	$ (196,793)	$	$ 196,793	$ -0-
Deferred Income Taxes	(62,830)	(181,498)		(244,328)
Depreciation		150,393		150,393
Provision for Loan Losses		31,831		31,831
Other Amortizations (Accretions) - Net		(86,557)		(86,557)
(Increase) Decrease in Accrued Interest Receivable		7,198		7,198
(Increase) Decrease in Other Assets	(4,532)	8,837		4,305
Increase (Decrease) in Accrued Interest Payable	2,521	13,710		16,231
Increase (Decrease) in Other Liabilities		17,791		17,791
TOTAL ADJUSTMENTS	$ (261,634)	$ (38,295)	$ 196,793	$ (103,136)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (13,882)	$ 158,498	$ -0-	$ 144,616
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (Increase) Decrease in Time Deposits	$	$ 495,000	$	$ 495,000
Net (Increase) Decrease in Federal Funds Sold		(1,375,000)		(1,375,000)
Purchases of Investment Securities Held-to-Maturity		(931,989)		(931,989)
Purchases of Investment Securities Available-for-Sale		(2,051,982)		(2,051,982)
Additional Investment in Subsidiary	(500,000)		500,000	-0-
Proceeds from the Maturities of Investment Securities Available-for-Sale		3,018,160		3,018,160
Proceeds from the Maturities of Investment Securities Held-to-Maturity		2,985,709		2,985,709
Loan Originations and Principal Payment on Loans		(11,096,380)		(11,096,380)
Capital Expenditures		(19,610)		(19,610)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$ (500,000)	$ (8,976,092)	$ 500,000	$ (8,976,092)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in Additional Paid In Capital	$	$ 500,000	$ (500,000)	$ -0-
Net Increase (Decrease) in Total Deposits		13,426,517	13,882	13,440,399
Net Increase (Decrease) in Federal Funds Purchased		(2,000,000)		(2,000,000)
Net Increase (Decrease) in Securities Sold under				-0-
Repurchase Agreements		(1,874,491)		(1,874,491)
Net Increase (Decrease) in Other Borrowings	500,000			500,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 500,000	$ 10,052,026	$ (486,118)	$ 10,065,908
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (13,882)	$ 1,234,432	$ 13,882	$ 1,234,432
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	197,166	1,216,319	(197,166)	1,216,319
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 183,284	$ 2,450,751	$ (183,284)	$ 2,450,751

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(CONTINUED)

SCHEDULE III

	THIRD STREET BANCSHARES, INC.	SETTLERS BANK	CONSOLIDATING ELIMINATIONS	CONSOLIDATION TOTALS
SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Total Change in Unrealized Gain (Loss) on Securities Available-for-Sale	$ 26,452	$ 26,452	$ (26,452)	$ 26,452
Loans Transferred to Foreclosed Properties	$ -0-	$ 92,953	$ -0-	$ 92,953
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION				
Cash Paid during the Year For:				
Interest	$ -0-	$ 1,556,537	$ -0-	$ 1,556,537
Income Taxes	$ -0-	$ -0-	$ -0-	$ -0-

000082

Refer to the auditors' report on consolidating information.

SIGNATURES

The issuer has duly caused this First Amendment to Form 1-A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marietta, State of Ohio, on May 13, 2002.

THIRD STREET BANCSHARES, INC.

By: ______________________
James A. Meagle, Jr., President

*CAROLYN A. EWART
Carolyn A. Ewart, Secretary
May 13, 2002

*W. BRYAN PENNYBACKER
W. Bryan Pennybacker, Treasurer
May 13, 2002

*C. FRED HUNTER
C. Fred Hunter, Jr., Director
May 13, 2002

*RICHARD A. SPINDLER
Richard A. Spindler, Director
May 13, 2002

*ROBERT G. KELLY
Robert G. Kelly, Director
May 13, 2002

*DAN S. STEPHAN, JR.
Dan S. Stephan, Jr., Director
May 13, 2002

*JAMES A. MEAGLE, JR.
James A. Meagle, Jr., President & Director
May 13, 2002

*NEIL R. WYNN
Neil R. Wynn, Director
May 13, 2002

* The undersigned, by signing his name hereto, does hereby sign this First Amendment to Form 1-A Offering Statement on behalf of the above-named officers and directors of the Issuer pursuant to a Power of Attorney executed on behalf of each of such officers and directors which has been previously filed with the Securities and Exchange Commission.

____
James A. Meagle, Jr., Attorney-in-Fact

PART III -- EXHIBITS

ITEM 1. Index to Exhibits

The following is a list of exhibits filed with this First Amendment to Form 1-A:

[1]Filed previously.
[2]Revised copy of previously filed document.

EXHIBIT NO. 1(a)

THIRD STREET BANCSHARES, INC.

UNDERWRITING AGREEMENT

Community Banc Investments, Inc.
P.O. Box 128
26 East Main Street
New Concord, Ohio 43762

Gentlemen:

Third Street Bancshares, Inc. (the "Company"), proposes to offer and sell to the public through you, Community Banc Investments, Inc. as underwriter and as the representative (the "Representative") of such other underwriters as may enter into a Selected Dealer Agreement with you (together with you the "Underwriters"), as its agents, up to 50,000 shares of no par value common stock of the Company (the "Shares") to residents of the State of Ohio in the manner and upon the terms and conditions stated herein and in the Company's Regulation A Offering Statement, as amended, filed with the United States Securities and Exchange Commission ("SEC") in accordance herewith ("Offering Statement"). The selling price of the Shares is $30.00 per Share. The Shares are part of an offering of a total of 50,000 shares of the Company's common stock, some of which have been or will be placed directly by the Company. The Company will not solicit investors in Ohio subsequent to the date of this agreement and will refer any inquiries it may receive from any other persons residing in Ohio regarding purchase of the Shares to the Representative. Notwithstanding the foregoing, the Company shall be permitted to make offers and sales of Shares to persons who reside in all states other than Ohio (as may be permitted under the Offering Statement) and, to the extent the Company sells Shares to investors outside of the State of Ohio, the Company shall have no obligation to compensate the Underwriters or the Representative in connection with such sales. Any sales of Shares made by the Company pursuant to the foregoing sentence shall reduce the number of Shares available for sale by the Underwriters and Representative to residents of the State of Ohio.

When used herein, "Offering" means the total offering of shares of Company common stock pursuant to the Offering Statement, including both the Shares allocated to you in this Underwriting Agreement and any shares of common stock sold, or to be sold, directly by the Company or other underwriters or representatives.

I. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents and warrants to and agrees with you and with any other Underwriters selected by you under Article III herein that:

1. The Company is now, and will be at all times pertinent hereto a corporation duly incorporated and validly existing as a corporation in good standing under the laws of the State of Ohio, with full power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Offering Statement. The Company owns all of the issued and outstanding shares of stock of Settlers Bank. Settlers Bank is an Ohio-chartered commercial bank located in Marietta, Ohio. The Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions, if any, in which the character of the properties owned or leased by it or the nature of the activities conducted by it and Settlers Bank, requires or will require such qualification, except where the failure to be so qualified would not have a material adverse effect on the Company. The Company is not in violation of its Articles of Incorporation or Code of Regulations, or in default in the performance or observance of any obligation, agreement, covenant, or condition contained in any bond, debenture, note, or other evidence of indebtedness, or in any contract, indenture, mortgage, loan agreement, joint venture, or other agreement or instrument to which the Company is a party or by which it or any of its properties may be bound, which could be materially adverse to the Company, and is not in violation of any law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, or court, domestic or foreign, except to the extent such violation would not have a material adverse effect on the Company.

2. The Company has the legal right and full authority to enter into this Underwriting Agreement. This Underwriting Agreement has been duly authored, executed and delivered by the Company and is binding thereupon in accordance with its terms. The performance of this Underwriting Agreement and the consummation of the transactions, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws regarding creditors rights and general equity principles herein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under any obligation, agreement, covenant, or condition contained in any bond, debenture, note or other evidence of indebtedness, or in any contract, indenture, mortgage, loan agreement, joint venture, or other agreement or instrument to which the Company is a party or by which it or any of its properties may be bound, and will not be in violation of any law, order, rule, regulation, writ, injunction, or decree of any government, governmental instrumentality, or court, domestic or foreign. No consent, approval, authorization, or order of any court or governmental agency is required for the consummation by the Company of the transactions on its part contemplated herein, except such as may be required under applicable state and federal securities laws, and except as may have otherwise been obtained by the Company by the Commencement Date (as hereafter defined).

3. The Company's common stock, including the Shares, have the characteristics of and conform, in all material respects, to the descriptions set forth in the Offering Statement, and have been duly authorized for issuance. When issued and delivered against payment therefor, by the Company in accordance with the Offering Statement, all such common stock will be validly

issued, fully paid, non-assessable, free and clear of preemptive rights, and free and clear of all claims and encumbrances, except as disclosed in the Offering Statement. All shares of common stock currently outstanding have been fully paid for, are validly issued, and were so issued in full compliance with all applicable state and federal corporate and securities laws and regulations.

4. Except as described below, there are no actions, suits or proceedings, at law or equity, a pending, or, to the best of the Company's knowledge, threatened against or affecting the Company or the Offering, by a private litigant, by any federal, state or other commission, board or agency wherein any unfavorable result or decision could materially adversely affect the Offering, business, property, financial condition, or income or earrings of the Company, or prevent consummation of the transactions contemplated hereby. The Company has, and at all times applicable during the Offering will have, complied in all material respects with all laws, regulations, and orders applicable to it or its business, the violation of which would have a material adverse affect on the Offering.

5. The Company will cooperate with you in such investigation as you may make or cause to be made of all the properties, business and operations of the Company and Settlers Bank in connection with the Offering. All documents and other information relating to the Company's affairs (including Settlers Bank) as you and/or your counsel may request will be made available to you or them upon request at the Company's office or the office of the Company's attorneys, Shuler, Plank & Brahm, 145 East Rich Street, Suite 400, Columbus, Ohio 43215, and copies of any such document will be furnished upon the request of you or your counsel. Included, without limitation, within the documents to be made available if requested are all of the following documents of or affecting the Company and Settlers Bank: (a) Articles of Incorporation and any amendments thereto; (b) Codes of Regulation and any amendments thereto; (c) all Minutes of Directors' and/or Shareholders' actions; (d) all financial statements; (e) correct copies of any material contract or agreement to which the Company is or shall be a party; (f) all documents relating to the application for and formation of Settlers Bank, and (g) any other documents which you or your counsel reasonably request.

6. No preemptive rights or demand registration rights exist, or will be granted, with respect to any of the securities of the Company currently outstanding. Except pursuant to the Company's 1999 Stock Incentive Plan and as described in the Offering Statement, the Company has no other shares of common stock outstanding, has no other class of shares authorized. or outstanding, and has not issued any warrants, options, or other rights to purchase common stock to any person.

7. The Company will prepare and file at its expense an amendment to its Regulation A filing with the SEC, and to any filings made with the Ohio and West Virginia Divisions of Securities and any other state securities regulatory body, reflecting the changes necessitated by the entering into of this Underwriting Agreement and any other material changes (the "Amendment"). The Company will furnish to you copies of the Amendment, including all exhibits and the related amended Offering Statement, and all amendments and supplements to such documents, in each case as soon as available and in such quantities as you request. The Company will use its best efforts to cause the Amendment to be qualified as soon as practicable after the filing of the Amendment.

8. The financial statements filed with the SEC (including any financial statements contained in the Amendment) reflect, or will reflect, among other things, all material liabilities of the Company, contingent or otherwise, have been or will be prepared in accordance with generally accepted accounting principles, and comply or will comply, in all material respects, with all applicable requirements of the SEC and any applicable state securities regulatory bodies where the Shares are qualified for offer, sale, and resale. During the period of three years from the date hereof, the Company will furnish you, within five business days from the preparation thereof, true and correct copies of such financial statements as the Company has prepared, or shall prepare or has had or shall have prepared for it in connection with the Offering and/or in the ordinary course of business for distribution to its shareholders and shall also supply to you from time to time such other information concerning the Company as you may reasonably request. In addition, if the Company's equity securities become registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company will furnish to you from the date of any such registration through the fifth anniversary date of this Agreement, as soon as practicable after the end of each fiscal year of the Company, a copy of its annual report to stockholders for such year; and the Company will furnish to you (i) as soon as available, a copy of each report or definitive proxy statement of the Company filed with the SEC under the Exchange Act or mailed to stockholders, and (ii) from time to time, such other information concerning the Company as you may reasonably request.

9. In addition to the undertakings set forth in Article IV herein, the Company agrees to advise you as soon as practicable and confirm in writing the receipt of any threat or notice of the initiation by any governmental authority of any steps or procedures which will impair or prevent the right to offer any of the securities which are covered by the Amendment or any new application with any state as directed by you, or the issuance of any "stop orders" or "suspension orders" by such governmental authority in relation thereto. In any such event and within the bounds of any applicable laws, the Company agrees to use reasonable efforts to defend any such actions or orders.

10. Except as set forth in the Offering Statement, the Company has good and marketable title to all properties and assets described therein, as owned by it, free and clear of all liens, charges, encumbrances, or restrictions other than as described in the Offering Statement. The Company has filed all necessary federal and state income and franchise tax returns and has paid all taxes shown as due thereon, and the Company has no knowledge of any tax deficiency which might be asserted against it which might materially adversely affect its business or properties.

11. With respect to any shares of common stock that the Company continues to offer directly pursuant to the Offering, the Company will offer the shares in compliance with applicable federal and state securities laws, and will not make any oral or written statements inconsistent with the statements contained in the Amendment and Offering Statement, will not make any oral or written statements of material fact which are untrue or misleading, and will comply with all of the terms of the Offering as set forth in the Offering Statement.

12. Except as disclosed in the Offering Statement, the Company is not aware of the occurrence or likelihood of the occurrence of any event or events which could cause it to use the proceeds of the Offering in a manner materially different from that as stated in the Offering Statement.

13. So long as the Company intends to serve as its own transfer agent for all of the Company's common stock, it will maintain at its offices certificates evidencing the Company's common stock in such quantities as may from time to time be necessary.

14. All of the foregoing representations, warranties, and covenants survive delivery of and payment for the Shares.

II. REPRESENTATIONS AND WARRANTIES OF THE REPRESENTATIVE

1. The Representative is now, and will be at all times pertinent hereto, a corporation duly organized and validly existing as a corporation in good standing under the laws of the State of Ohio.

2. The Representative has the legal right and full corporate authority to enter into this Underwriting Agreement. This Underwriting Agreement has been duly authorized, executed and delivered by the Representative and is binding thereupon in accordance with its term, except as may be limited by bankruptcy, insolvency, reorganization and similar laws regarding creditors rights and general equity principles.

3. From the date hereto, to the termination of the Offering, the Representative and each of the Underwriters will be (i) a dealer duly registered pursuant to the provisions of the Securities Exchange Act of 1934 or exempt therefrom under Section 15(a)(1) of such act; and (ii) duly registered as a broker-dealer under the applicable statutes in each state in which the Representative or such Underwriter will offer or sell the Shares, except in such states in which Representative or such Underwriter is exempt from such registration or such registration is not required. Representative and each of the Underwriters hereby undertakes to maintain all of the foregoing registrations in good standing throughout the term of the Offering and with respect to the Offering agrees to comply with all statutes and other requirements applicable to Representative and any such Underwriter as a broker-dealer pursuant to those registrations; provided, however, that a failure to so comply which has no impact or effect upon the Offering will not be considered a breach of this representation and warranty.

4. Until the termination of the Offering, if any event affecting the Company or the Underwriters shall occur which, in the opinion of the Company's counsel or of your counsel, should be set forth in an amendment to the Offering Statement, the Representative hereby agrees to distribute such amended Offering Statement to the persons who have previously received a copy of the Offering Statement. The Company, at its own expense, will prepare and furnish to the Representative a reasonable number of copies of that amendment for such distribution.

5. In connection with any offer or sale of the Shares, the Representative warrants that neither it nor any of the Underwriters will make any oral or written statement inconsistent with the statements in the Amendment or the Offering Statement, or make any oral or written statements of a material fact which are untrue or misleading, and that Representative and all Underwriters will offer the Shares in compliance with applicable federal and state securities laws.

6. The Representative shall not, and the Representative shall cause each Underwriter to not make any offers or sales of the Shares to persons in states other than Ohio without the prior written consent of the Company.

7. Neither the Representative or any Underwriter is subject to any of the disqualification provisions of Rule 262 of the SEC (Reg. Sec. 230.262).

8. Neither the Representative nor any Underwriter will purchase Shares or confirm sales for any subscriber pursuant to any power of attorney or grant of discretionary authority.

9. In connection with any o ffer or sale of the Shares, the Representative warrants that neither it nor any of the Underwriters will engage in any form of advertising or promotion, without the prior written consent of the Company, and the Representative will deliver to the Company prior to publication, broadcast or distribution to any investor in this Offering, for approval by the Company and filing with the SEC pursuant to Rule 256 of the SEC, copies of any advertisement or written communication, and copies of the script of any radio or television broadcast to be used by the Representative or any Underwriter in connection with the Offering.

III. <u>EMPLOYMENT OF THE UNDERWRITERS</u>

1. Subject to (a) the compliance of the Amendment with applicable securities laws; (b) the absence of any prohibitory action by any governmental body, agency or official; and (c) all the terms and conditions contained in this Underwriting Agreement, the Company hereby agrees to offer through the Underwriters for sale to investors in the State of Ohio the Shares for $30.00 cash per Share, in accordance with the terms of the Offering as set forth in the Offering Statement, commencing on the Commencement date (as defined in Section 4 of this Article III).

2. Representative agrees that it and each of the Underwriters will use its best efforts to sell the Shares, subject to the terms, provisions, and conditions set forth in this Underwriting Agreement, Representative makes no commitment on behalf of itself or the Underwriters for the purchase of any or all of the Shares.

3. Representative agrees that no offer of Shares hereunder will be made to any person without first delivering to that person a copy of the Offering Statement as filed with and qualified by the SEC and applicable state securities regulatory authorities, and that no sale of Shares hereunder will be made to any person without first delivering to that person, before mailing a confirmation to that person, a copy of the Offering Statement, as so qualified without obtaining a signed confirmation from that person The Shares will be offered in only Ohio and

West Virginia, after appropriate qualification under applicable state law. Offers will commence in such jurisdictions on the dates that the applicable qualification requirements have been met.

4. Representative and any Underwriter will use its best efforts for a period of thirty (30) days after the date the Amendment is qualified by the SEC (the "Commencement Date") to sell the Shares. The initial period of thirty (30) days may be extended for additional thirty (30) day periods, not to exceed two (2) if so agreed in writing by the Representative and the Company. The Representative may terminate the offering period prior to the expiration of the initial period of thirty (30) days or any extension thereof, if the Underwriters have received subscription funds for deposit in an amount equal to $1,500,000. All subscription payments will be deposited in a separate, segregated escrow account with Park National Bank, Newark, Ohio, as escrow agent until the subscription payments from the sale of the Shares and the common stock being offered directly by the Company total not less than $1,000,020. Representative shall instruct subscriber to make all checks for the Shares payable to "Park National Bank." With each subscription payment deposited with the escrow agent, the Representative shall deliver to the escrow agent a written account of each sale setting forth the subscriber's name, address and social security number, the number of shares subscribed for, the total amount paid for such shares and whether the payment received was in the form of a check, draft or money order. In addition, Representative shall obtain from each subscriber, two (2) copies of the form of Subscription Agreement filed with the Offering Statement, signed and dated by such subscriber. The Subscription Agreements for each subscriber shall be delivered to the Company at the time Representative deposits the payment from such subscriber with escrow agent.

5. The Company agrees to issue, or have issued, certificates evidencing the Shares in such names and denominations as may be specified by the Representative and not inconsistent with the Offering Statement; and to deliver such certificates (in accordance with the terms of the Offering Statement) against payment to the Company in cash or certified funds of the Underwriters in amount equal to $30.00 per Share, less the Underwriters' concession as provided in Section 7 of this Article III. For the purpose of expediting the examination of the certificates by the Representative, the Company will make the certificates available to the Representative to examine at least 24 hours prior to the Delivery Date (as defined in Section 6 hereof).

6. The date for delivery of the Shares to the subscribers ("Delivery Date") will be within a reasonable time after the termination of the Escrow Period (as defined in that certain Escrow Agreement, dated March 11, 2002, by and between the Company and Park National Bank).

7. If the proceeds received from the sale of Shares and the common stock sold directly by the Company an not less than $1,000,020, the Representative, as representative of the Underwriters, will be entitled to receive as compensation an aggregate commission of five percent (5%) of the aggregate purchase price paid by the public for all Shares sold by the Underwriters other than the Representative. For Shares sold directly by Representative, the commission payable thereto will be five percent (5%). The underwriting commission will be payable in legal tender of the United States of America to the Representative by Park National Bank as escrow agent, on behalf of the Company on the Delivery Date in respective amounts pursuant to instructions to the Company from the Representative. The Underwriters will neither

deduct nor retain any commission from the proceeds of the sale of the Shares, but will receive commissions as herein provided in immediately available funds on the Delivery Date. Neither the Representative nor any of the Underwriters will be entitled to receive any commissions on sales of common stock of the Company made by the Company directly to persons residing in states other than Ohio (as may be permitted under the Offering Statement).

IV. FURTHER AGREEMENTS OF THE COMPANY

The Company agrees that, at its expense and without expense to the Underwriters, it will:

1. File such financial statements and other information as may be required by the SEC or any state securities regulatory authority, and as soon as the Company is informed thereof, advise the Representative and confirm such advice in writing:

(a) Of (i) the date of the filing of the Amendment; and (ii) when the Amendment is declared qualified by the SEC and each state in which it is filed;

(b) Of any request for amendments to the Amendment, or of the threat to initiate or the initiation of any proceeding for that purpose;

(c) Of any stop order or suspension order suspending the qualification of the Amendment (or any amendment thereto) or of the threat to or initiation of any proceeding for that purpose; and

(d) Of any material adverse change in its financial position or operation condition and of any development materially affecting the Company or rendering untrue or misleading any material statement in the Amendment (or any amendment thereof).

2. Use its reasonable efforts to prevent the issuance of any stop order or suspension order delaying, or suspending the effectiveness of the Amendments and, if such stop order or suspension order is entered at any time, the Company shall use reasonable efforts to obtain withdrawal of such order at the earliest possible moment.

3. Deliver to the Representative, for the period during which the Offering Statement is required by law to be used, such number of copies of the Offering Statement and of any amended or supplemental thereto as the Representative may reasonably request.

4. Furnish to the Representative three manually signed copies of the Amendment, including all exhibits and amendments thereof, and such quantities of conformed copies of the Amendment and any amendments thereto as are reasonably requested by the Representative.

5. If, at any time when an Offering Statement relating to the Shares is required to be delivered under the Act, any event occurs as a result of which the Offering Statement as then amended or supplemented would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Offering

Statement to comply with the Act, then, in any such event, the Company promptly will prepare and file with the SEC and each state where required an amendment or supplement which will effect such compliance. The Company will furnish copies of any such revised Offering Statement to the Representative in such reasonable quantity as it requests.

6. Furnish to the Representative upon request for a period of three years: (a) a reviewed balance sheet and statement of operations for each full fiscal year of the Company, (b) copies of all statements, documents, and other information which the Company publishes or otherwise makes available to its securities holders or files with the Securities and Exchange Commission and (c) unaudited quarterly statements. The Company will only be required to provide reviewed versions of the financial statements referred to in Section 6 (a) above if such reviewed statements are obtained by the Company for other purposes, otherwise unreviewed and unaudited statements will be provided.

7. Not, without the prior written approval of the Representative, from the date hereof until the Delivery Date or the earlier termination of this agreement:

(a) Undertake or authorize any material change in its capital structure (as provided for in the Offering Statement) or authorize or issue or permit any public offering of any additional securities, except as herein provided;

(b) Authorize, create, issue or sell any funded obligations, notes or other evidences of indebtedness, except in the ordinary course of business or authorize or pay any dividend;

(c) Consolidate or merge with or into any other corporation, create any subsidiaries or create any mortgage or any lien upon any of its properties or assets, except in the ordinary course of its business and except as disclosed in the Offering Statement.

V. INDEMNITY PROVISIONS

1. For the purpose of this Article V, you and each of the Underwriters selected by you are collectively called "underwriters" and individually an "underwriter".

2. The Company agrees to indemnify, defend and hold each underwriter and such person, if any, who controls any underwriter within the meaning of-Section 15 of the Securities Act of 1933, free and harmless from and against any and all losses, claims, demands, liabilities, and expenses (including reasonable legal or other expense incurred by each underwriter and controlling person in connection with defending any such claims or liabilities, whether or not resulting in any liability to an underwater or to any controlling person), which an underwriter or controlling person may incur under said act, the Act or at common law or otherwise, but only to the extent that such loses, claims, demands, liabilities, and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Amendment or in the Offering Statement or in any amendment or amendments to the Offering Statement or Amendment, or in any application or other papers, hereinafter collectively called Blue Sky Application, executed by any underwriter with the written approval of the Company

for filing in any state or states in order to qualify under the securities laws thereof the securities or transactions covered by this Underwriting Agreement, or arises out of or be based upon any omission or alleged omission to state therein a material fact required to be stated in the Amendment or the Offering Statement or in any amendment or amendments or in any Blue Sky Application or necessary to make the statements therein, not misleading, provided, however, that this indemnity agreement does not apply to any such losses, claims, demands, liabilities, or expenses arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Amendment or the Offering Statement or in any amendment or amendments thereto or in any Blue Sky Application, or arising out of or based upon the omission or alleged omission to stated therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which statement or omission was made in reliance upon information furnished to the Company by an underwriter in writing expressly for use in the Amendment or Offering Statement or in any amendment or amendments thereto.

3. The foregoing indemnity of the Company in favor of the underwriters is not deemed to protect the underwriters against any liability to the Company or its security holders of which the underwriters would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of the duties, or by reason of their breach of their obligations and duties under this Underwriting Agreement

4. The underwriters agree to give the Company an opportunity to participate in or assume the defense or preparation of the defense of any action brought against any underwriter or controlling person of such underwriter to enforce any such claim or liability, and the Company has the right to participate or assume. The agreement of the Company under the foregoing indemnity is expressly conditioned upon notice of any such action having been sent by an underwriter or controlling person, as the case may be, to the Company, by letter or telegram (addressed as hereinafter provided in this Underwriting Agreement), promptly after the notification of such action against such underwriter or controlling person is delivered to the same. Such notice must be either accompanied by copies of papers served or filed in connection with such action or by a statement of the nature of the action of the extent known to such underwriter. Failure by the underwriter or controlling person to notify the Company within fifteen (15) days after the underwriter has actual notice of any such action relieves the Company of its respective liabilities under the foregoing indemnity to such underwriter or controlling person, but failure to notify the Company as herein provided does not relieve it from any liability which it may have to any underwater or controlling person other than on account of the indemnity agreement contained in this Article V.

5. The underwriters likewise agree to indemnify and hold harmless the Company, its officers and directors, and any person who controls the Company within the meaning of Section 15 of the Securities Act of 1933 against any and all losses, claims, demands, expenses, and liabilities (including reasonable legal and other expenses whether or not resulting in any liability) to which it may become subject, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Amendment or in the Offering Statement or in any amendment or amendments to the Amendment or Offering Statement, or in any application or other papers, or in any Blue Sky application, or amendments thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or

necessary to make the statements therein not misleading, resulting from the use of written information furnished to the Company by any such underwriters for use in the preparation of the Amendment or the Offering Statement, or in any amendment or amendments to the Amendment or Offering Statement or in any Blue Sky application.

6. The Company agrees to give each underwriter an opportunity to participate in the defense or preparation of the defense of any action brought against the Company to enforce any such claim or liability, and such underwriter will have the right so to participate. The agreement of such underwriter under the foregoing indemnity is expressly conditioned upon notice of any such action having been sent by the Company to underwriter, by letter or by telegram (addressed as in this agreement hereafter provided for), promptly after the commencement of such action against the Company, such notice either being accompanied by copies of papers served or filed in connection with such action or by a statement of the nature of the action to the extent known to the Company. Failure to notify such underwriter within a reasonable time of any action relieves such underwriter of its liability under the foregoing indemnity, but failure to notify such underwriter as herein provided does not relieve such underwriter from any liability which such underwriter may have to the Company or the stockholders otherwise than on account of the indemnity agreement contained in this Article V.

7. The provisions of this Article V do not in any way prejudice any right or rights which any underwriter may have against the Company or the Company may have against any underwriter under any statute other than the Act, at common law, or otherwise.

8. The indemnity agreements contained in this Article V survive the Delivery Date and shall inure to the benefit of successors of the Company arid successors of the underwriters and are valid irrespective of any investigation made by or on behalf of the underwriters.

VI. PAYMENT OF EXPENSES

The Company agrees, at its own expense and without expense to the Underwriters, to pay all costs and expenses incident to this Agreement relating to the preparation, printing, and filing of the Amendment as well as all amendments thereto, together with all exhibits; to the preparation and printing of a reasonable number of copies of the Offering Statement; to filing fees and costs, original issue tax, transfer agent's fees, charges, or disbursements connected with the issue and delivery of the securities covered by this Agreement; and to all expenses incurred in connection with the qualification of the securities under the securities or Blue Sky laws of the states referred to herein. The Representative or Underwriters, as the case may be, will pay all advertising and promotional costs incurred by it or them in connection with the offer and sale of the Shares, as may be permitted hereby. Except as provided in Article III, the Underwriters are not entitled to reimbursement for any of their expenses.

VII. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE REPRESENTATIVE

The obligations of the Representative hereunder on or prior to the Delivery Date are conditioned upon:

1. The review and approval by the Representative's attorneys, of the form and content of the Amendment and Offering Statement, of the organization and present legal status of the Company and Settlers Bank, and of the legality and validity of the authorization and issuance of the Shares, which approval will not be unreasonably withheld.

2. The performance by the Company of all the obligations on its part to be performed hereunder and the truth, completeness, and accuracy of all statements and representations contained herein or any financial statements furnished hereunder.

3. The fact that no substantial claims shall be made or legal action for substantial amounts be instituted or reasonable basis therefore be discovered against the Company.

4. No amendment to the Amendment having been filed to which the representative has reasonably objected to after having received reasonable notice and no stop order suspending the effectiveness of the Amendment having been issued and no proceedings for that purpose hawing been threatened or instituted.

5. The Company not sustaining any damage, destruction, or loss on account of fire, flood, accident, or calamity which materially and adversely affects its business or property, regardless of whether or not such loss shall have been insured; no litigation instituted or threatened against the Company of a character required to be disclosed in the Amendment which is not disclosed therein; and there has not been:

(a) Any change in the condition (financial or otherwise), properties, assets, liabilities, or business of the Company, except changes in the aggregate which have not been materially adverse;

(b) Any debt obligation, or liability incurred by the Company, except current liabilities incurred, and obligations under agreements entered into, in the ordinary course of business;

(c) Any sale, lease, abandonment, or other disposition by the Company, other than in the ordinary course of business, of any machinery, equipment, or other operating properties; or

(d) Any other occurrence which materially and adversely affects, or is reasonably likely to materially and adversely affect, the assets, properties or business of the Company, including a rejection of the Application for charter for Settlers Bank.

6. The Company shall have furnished to the Representative on the Delivery Date a certificate or certificates verified by the President or a Vice president certifying that:

000098

(a) The signer has examined the Amendment and the information contained in the Offering Statement and, to the best of his knowledge, as of the date the Offering is qualified for sale ("Qualification Date"), all of the same were true and correct and did not omit to state any material fact required to be stated therein or necessary to make statements therein not misleading, and since the Qualification Date, no event has occurred which should have been set forth in any amendment to the Amendment or in a supplement or amendment to the Offering Statement, which shall not have been so set forth in such amendment of supplement;

(b) The signer thereof, does not know of any litigation or proceeding instituted or threatened against the Company or Settlers Bank of a character required to be disclosed in the Amendment which is not disclosed therein;

(c) The signer thereof, does not know of any contract or arrangement which is required to be summarized or disclosed in the Amendment or filed as an exhibit thereto which has not been so summarized or disclosed or filed;

(d) To the best of his knowledge, there has been no material adverse change in the general affairs of the Company, Settlers Bank, or in the financial position of the Company during the period from the date of the latest financial statements contained in the Amendment to the Delivery Date, except for the changes disclosed or indicated in the Amendment; and

(e) To the best of his knowledge, (i) the representations and warranties contained in Article I herein are at the Delivery Date true and correct in all material respects; (ii) the Amendment has been qualified or approved, no stop order suspending the effectiveness thereof has been issued prior to the Delivery Date, and no proceedings for that purpose, prior to that date, have been initiated or threatened by the SEC or any state securities regulatory authority; (iii) every request for additional information on the part of the SEC and any state securities regulatory authority to be included in the Amendment or the Offering Statement or otherwise, has been complied with; (iv) prior to the Delivery Date, the Company has not sustained a loss on account of fire, flood, accident, or calamity or such character as to materially and adversely affect its property or business; and (v) no notice has been received denying a charter to Settlers Bank, or conditioning the grant of such charter on any material event or condition the signer reasonably believes will cause such charter not to ultimately be issued.

7. The Company has furnished to the Representative copies of the Articles of Incorporation, and of each amendment thereto, if any, of the Company, which shall be officially certified by a proper state official; one copy of the Code of Regulations of the Company certified, within three (3) days of the Delivery Date by the Secretary or an Assistant Secretary of the Company as being currently in effect; and a certificate of good standing of the Company of a date within (3) days of the Delivery Date issued by the proper state officials of each state in which the Company is incorporated and licensed or qualified to do business.

8. The Company has furnished to the Representatives such certificates, in addition to those specifically mentioned herein, as the Representative or its counsel may have requested, as to the accuracy, on the Delivery Date, of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, and as to the other concurrent or precedent conditions to the obligations of the Underwriters hereunder.

9. All of the letters, evidence, and certificates mentioned above or elsewhere in this Underwriting Agreement are deemed to be in full compliance with the provisions herein only if they are in form satisfactory to counsel to the Representative.

In the event of the failure of any of the above conditions, the Representative is entitled to be relieved of any and all obligations hereunder or may waive any such right and demand full performance hereunder.

VIII. MARKET

Notwithstanding any of the terms and provisions herein, this Underwriting Agreement may be terminated at any time prior to the Delivery Date by the Underwriters, if (a) a banking moratorium has been declared by Federal authorities; or (b) there has occurred any outbreak in hostilities or other national calamity or crises or Act of God such as makes it reasonably impracticable for the Underwriters to sell the Shares, and provided that the Underwriters have determined in good faith that such events have a material adverse effect on either the Company or the securities markets in general.

IX. MISCELLANEOUS

1. The representations, covenants, and warranties herein made survive the Delivery Date and continue in full force and effect regardless of any investigation made by the party relying upon any such representation or warranty.

2. Each of the parties hereby agree, at any time and from time to time to time, upon the request of any other party hereto, to so execute, acknowledge, and deliver, or cause to be done, executed, acknowledged, and delivered., all such further acts, documents and instruments as may be required to effect any of the transactions contemplated by this Underwriting Agreement.

3. This Agreement may not be changed, modified, terminated, canceled, or amended except by a writing signed by each party.

4. This Underwriting Agreement, including any other document or instrument referred to herein or annexed hereto, sets forth the entire agreement and understanding between the parties as to the subject matter herein and merges and supersedes all prior discussions, agreements, and undertakings of every kind and nature between them with respect to the subject matter herein, and no party hereto shall be or may be on a date hereof bound by any condition, definition, warranty, or representation other than expressly provided for in this Agreement unless duly set forth in a writing signed by the party hereto who is to be bound thereby.

5. This Underwriting Agreement may be executed in any number of counterparts, all of which taken together shall constitute but one and the same instrument, and any party hereto may execute this Agreement by signing any such counterpart.

6. This Underwriting Agreement is construed in accordance with the laws of Ohio.

7. The invalidity of any provision or provisions of this Agreement do not affect the other provisions, and this Agreement will be construed in all respects as if any invalid provisions were omitted.

8. Any notice requited or permitted to be given hereunder shall be given in writing by depositing the same in the United States mail, postage prepaid, addressed as follows:

To the representative:	Community Banc Investments, Inc. P.O. Box 128 26 East Main Street New Concord, Ohio 43762
To the Company:	Third Street Bancshares, Inc. P.O. Box 755 115 Third Street Marietta, Ohio 45750 Attn: James A. Meagle, Jr., President
With a copy to:	Mark A. Peterson, Esq. Shuler, Plank & Brahm 145 E. Rich Street, Suite 400 Columbus, Ohio 43215

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed this 1st day of April, 2002.

COMPANY:	REPRESENTATIVE:
THIRD STREET BANCSHARES, INC.	COMMUNITY BANC INVESTMENTS, INC.
By: James A. Meagle, Jr.	By: [signature]
Title: President + CEO	Title: President

000101

<u>**EXHIBIT NO. 1(b)**</u>

[Date]

Dear _______________:

I am very pleased to have the opportunity to present to you an Offering Statement for the second offering of Third Street Bancshares, Inc. no par common stock. Because of the asset growth of the Settlers Bank, which has far exceeded original projections made approximately three years ago, Third Street Bancshares, Inc. is offering additional shares of its no par common stock to provide additional capital for Settlers Bank. The Board of Directors of Third Street Bancshares, Inc. feels strongly that this offering of Third Street Bancshares, Inc. stock should be made first to the shareholders who purchased stock in the first offering. Therefore, Third Street Bancshares, Inc. is initially offering the shares to existing shareholders of the company. The initial exclusive offer to the existing shareholders will expire on _________________. This is more fully explained in the enclosed Offering Statement.

You will be contacted by Greig A. McDonald or Michael A. Coen of Community Bank Investments, Inc. who will provide further information to you regarding the offering. Community Bank Investments, Inc. has dealt exclusively in Ohio Community Bank Stocks for the past 25 years and are endorsed by the Ohio Community Bankers Association. If you prefer or would like in addition to talk to one of the officers or directors of Third Street Bancshares, Inc., please do not hesitate to contact us at 740-373-9200 or at our toll-free number 1-877-798-2265.

The officers and directors of Third Street Bancshares, Inc. and Settlers Bank are very pleased with the progress which Settlers Bank has made since its opening on July 26, 1999. We hope that upon review of the Offering Statement and financial information that you will share our enthusiasm.

This letter does not constitute an offer to sell or the solicitation of an offer to buy securities. An investment in the shares is subject to a number of risk factors inherent to an investment of such nature. Such risk factors are discussed in greater detail in the Offering Statement.

Sincerely,

James A. Meagle
President, CEO

[Date]

Dear _____________:

I am very pleased to have the opportunity to present to you an Offering Statement for the second offering of Third Street Bancshares, Inc. no par common stock. Because of the asset growth of the Settlers Bank, which has far exceeded original projections made approximately three years ago, Third Street Bancshares, Inc. is offering additional shares of its no par common stock to provide additional capital for Settlers Bank. The Board of Directors of Third Street Bancshares, Inc. feels strongly that this offering of Third Street Bancshares, Inc. stock should be made first to the shareholders who purchased stock in the initial offering. Therefore, Third Street Bancshares, Inc. is offering the shares first to existing shareholders of the company. The initial exclusive offer to the existing shareholders will expire on _______________. This is more fully explained in the enclosed Offering Statement.

You will be contacted by an officer or director of Third Street Bancshares regarding the offering. However, if you are interested in purchasing shares in the offering or if you have any questions, please do not hesitate to contact any one of the officers or directors of Third Street Bancshares, Inc., at 740-373-9200 or at our toll-free number 1-877-798-2265.

The officers and directors of Third Street Bancshares, Inc. and Settlers Bank are very pleased with the progress which Settlers Bank has made since its opening on July 26, 1999. We hope that upon review of the Offering Statement and financial information that you will share our enthusiasm.

This letter does not constitute an offer to sell or the solicitation of an offer to buy securities. An investment in the shares is subject to a number of risk factors inherent to an investment of such nature. Such risk factors are discussed in greater detail in the Offering Statement.

Sincerely,

James A. Meagle
President, CEO

EXHIBIT NO. 1(c)

HIRD STREET BANCSHARES, INC.

RECTORS

l R. Wynn, *Chairman of the Board*	C. Fred Hunter, Jr
oert G. Kelly	Dan S. Stephan, Jr.
nes A. Meagle, Jr.	Richard A. Spindler

FFICERS

nes A. Meagle, Jr. ..... President and Chief Executive Officer

yan Pennybacker .... Treasurer and Chief Financial Officer

rolyn A. Ewart .... Corporate Secretary and Human Resource Officer

ETTLERS BANK

IRECTORS

mes A. Meagle, Jr. *Chairman of the Board*

Fred Hunter, Jr.	John J. Hadley
obert G. Kelly	Dan S. Stephan, Jr.
chard A. Spindler	Neil R. Wynn
ouis G. Stephan III	

FFICERS

mes A. Meagle, Jr. ..... Chairman of the Board, President and Chief Executive Officer

ryan Pennybacker .... Senior Vice President , Treasurer and Chief Financial Officer

onna L. Perine .... Senior Vice President, Chief Operations Officer and Compliance Officer

even C. Hall .... Senior Vice President and Chief Lending Officer

arolyn A. Ewart .... Senior Vice President, Corporate Secretary and Human Resource Officer

illiam F. O'Connor .... Vice President and Loan Officer

illiam C. Deem .... Assistant Vice President, Communications Officer and Security Officer

risti G. Hager .... Vice President and Investment Sales Officer

THER INFORMATION

Visit our Web Site at www.settlersbank.com

Call us at 1-740-373-9200

Toll Free 1-877-798-2265

Fax 1-740-373-9962

Bank by Phone: 1-877-965-1115

Member FDIC

000106

Settlers Bank
115 Third Street
Marietta, Ohio 45750

Third Street Bancshares, Inc.
Fourth Quarter Ended
December 31, 2001

Settlers Bank
Member Third Street Bancshares, Inc.



115 Third Street
Marietta, Ohio 45750

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(Audited)

ASSETS	2001	2000
Cash and Due from Banks	$ 2,450,751	$ 1,216,319
Interest-Bearing Time Deposits with Other Banks	-0-	495,000
Federal Funds Sold	3,064,000	1,689,000
Investment Securities:		
Held to Maturity, at Amortized Costs (Market Values: 2001 - $987,252; 2000 - $2,989,973)	994,588	2,985,708
Available-for-Sale, at Fair Value	3,381,018	4,296,787
Loans – Net	34,060,935	23,094,221
LESS: Allowance for Loan Losses	(411,000)	(402,000)
Premises and Equipment – Net	2,087,878	2,218,661
Accrued Interest Receivable	164,509	171,707
Deferred Tax Benefits	584,896	344,536
Other Real Estate Owned	92,953	-0-
Other Assets	42,615	46,920
TOTAL ASSETS	**$46,513,143**	**$36,156,859**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Demand - Noninterest Bearing	$ 4,030,967	$ 2,772,287
Demand - Interest Bearing	10,424,238	7,733,250
Savings	8,531,086	4,061,162
Time Deposits	18,078,261	13,071,863
TOTAL DEPOSITS	**$41,064,552**	**$27,638,562**
Line –of-Credit	500,000	-0-
Federal Funds Purchased	-0-	2,000,000
Securities Sold under Repurchase Agreements	258,205	2,132,696
Accrued Interest Payable	115,861	99,630
Other Liabilities	64,400	46,082
TOTAL LIABILITIES	**$42,003,018**	**$31,916,970**
SHAREHOLDERS' EQUITY		
Common Stock ($25.00 Stated Value: 500,000 Shares Authorized: Issued and Outstanding Shares; 228,000 in 2001 and 2000)	$ 5,700,000	$ 5,700,000
Retained Earnings (Deficit)	(1,230,700)	(1,478,452)
Accumulated Other Comprehensive Income	40,825	18,341
TOTAL SHAREHOLDERS' EQUITY	**$ 4,510,125**	**$ 4,239,889**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$46,513,143**	**$36,156,859**

000107

THIRD STREET BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(Audited)

	2001	2000
INTEREST INCOME		
Interest and Fees on Loans	$2,467,149	$1,485,594
Interest and Dividends on Securities	333,399	267,769
Interest on Federal Funds Sold	162,646	57,024
Interest on Deposits with Other Banks	6,843	35,950
TOTAL INTEREST INCOME	**$2,970,037**	**$1,846,337**
INTEREST EXPENSE		
Interest on Deposits	$1,489,954	$ 868,645
Interest on Securities Sold under Repurchase Agreements	74,618	32,691
Interest on Federal Funds Purchased	5,659	73,102
Interest on Other Borrowings	2,536	66
TOTAL INTEREST EXPENSE	**$1,572,767**	**$ 974,504**
NET INTEREST INCOME	**$1,397,270**	**$ 871,833**
Provision for Loan Losses	31,831	248,019
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**$1,365,439**	**$ 623,814**
NONINTEREST INCOME		
Service Charges, and Fees on Deposits	$ 110,608	$ 58,452
Other Income	1,072	29
TOTAL NONINTEREST INCOME	**$ 111,680**	**$ 58,481**
NONINTEREST EXPENSES		
Employee Compensation and Benefits	$ 720,690	$ 666,507
Occupancy Expense, Net of Revenues	53,859	82,776
Furniture and Equipment Expense	148,090	161,254
Data Processing Fees	197,916	134,879
Other Operating Expenses	353,140	357,609
TOTAL NONINTEREST EXPENSES	**$1,473,695**	**$1,403,025**
INCOME BEFORE INCOME TAXES	**$ 3,424**	**$ (720,730)**
Applicable Income Taxes	(244,328)	(123,487)
NET INCOME	**$ 247,752**	**$ (597,243)**
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS'	**$ 247,752**	**$ (597,243)**
PER COMMON SHARE DATA:		
Net Income	$ 1.09	$ (2.62)
Cash Dividends Declared	$ -0-	$ -0-

To our Shareholders, Customers and Friends:

We are pleased to provide the Consolidated Balance Sheets and Consolidated Statements of Income of *Third Street Bancshares*, Inc. and Subsidiary as of and for the years ended December 31, 2001 and 2000.

During 2001 the Corporation continued to grow and prosper even in a year in which our country was experiencing an economic recession. The Corporation's assets increased 28.6% to $46,513,000 for the year ended December 31, 2001 compared to $36,157,000 for 2000. Loan demand continued to be strong as evidenced by a 47.5% increase to $34,061,000 for the year ended December 31, 2001 compared to $23,094,000 for 2000. Deposits for the Corporation increased 48.6% to $41,065,000 for the year ended December 31, 2001 compared to $27,639,000 for 2000.

The Corporation's net income increased from a $597,000 loss in 2000 to a $248,000 net income for the year ended December 31, 2001. The improved earnings resulted from increases in net interest income after provision for loan losses as well as an increase in non-interest income. During 2001 the corporation achieved a positive operating performance which allowed the recognition and recording of the applicable income tax benefit resulting from prior years net operating loss carry forwards.

During 2001 the Corporation concentrated its efforts on increasing its income position, resulting in the corporation holding noninterest expense to $1,474,000 for the year ended 2001 representing only a 5% increase when compared to $1,403,000 for 2000, even though total deposits increased 48.6%.

As part of the original operating plan the Corporation has adjusted the reserve for loan loss from 1.75% of net loans in 2000 to 1.20% of net loans in 2001. With the reserve for loan loss at 1.20% the Corporation is still above its peer group as well as significantly above its own Internal Analysis performed on a quarterly basis.

The Officers, Directors and Employees of the Corporation are very encouraged by the progress we have experienced. We greatly appreciate the strong support we have received from both our shareholders and the community. We look forward to seeing you at the annual meeting of shareholders on Monday, May 6, 2002 at 5:00 p.m. on the second floor of Settlers Bank.

Should you have any questions feel free to give us a call.

Sincerely,

James A. Meagle, Jr.
Chairman, President & CEO

EXHIBIT NO. 4

THIRD STREET BANCSHARES, INC.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT with ______________________________ for _____ common shares of Third Street Bancshares, Inc., without par value, at a purchase price of $30.00 per share (aggregate purchase price: $_________________) (minimum subscription of 200 shares for new shareholders and 30 shares for existing shareholders; maximum subscription of 26,000 shares for new shareholders and, for existing shareholders, the number of shares when added to such shareholder's current shares, would result in such shareholder owning a total of 26,000 shares).

Made as of the _____ day of ______________, 200__ by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and the Purchaser whose name appears above (the "Purchaser").

W I T N E S S E T H:

WHEREAS, the Company is offering for sale up to 50,000 shares of its no par common stock (the "Shares") (such offering being referred to as the "Offering");

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1. Purchase and Sale. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares set forth above at the price indicated.

2. Method of Subscription. The Purchaser is requested to complete, execute and deliver two copies of this Agreement to the Company, at P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to the underwriter in the Offering, together with a check in the amount of the aggregate purchase price of the Shares subscribed, payable to the order of "Park National Bank" (the "Funds"). Once accepted by the Company, this Subscription Agreement will be irrevocable. The Company reserves the right, in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3. Escrow Account. The Funds will be held in an escrow account with Park National Bank, 50 North Third Street, Newark, Ohio 43058-3500, until the Company has received and accepted subscriptions for all 33,334 Shares as set forth in the Offering Statement of the Company, dated _________, 2002, as may be amended or supplemented (the "Offering Statement"). In the event the Offering is terminated for any reason without the sale of the minimum Shares, all monies received will be returned to the Purchaser in full as soon as practicable, with interest thereon, together with the executed Subscription Agreement, and the Purchaser will have no further obligation thereunder.

4. Closing.

(a) The Offering will terminate on September 30, 2002 unless extended by the Company for an additional period or periods ending on or before March 31, 2003.

(b) The initial closing of the purchase and sale of the Shares (the "Initial Closing") will take place as soon as practicable after the Company shall have accepted subscriptions for at least 33,334 Shares (the "Initial Closing Date"). As soon as practicable after the Initial Closing Date, the Company will deliver or mail to each Purchaser purchasing Shares at the Initial Closing (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased thereby, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. On the Initial Closing Date, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon.

(c) Any subscription for Shares received prior to the Initial Closing and not accepted by the Company at the Initial Closing will be deemed to have been rejected. Funds submitted with any such subscription will be promptly returned (and in any event no later than 30 days after the Initial Closing Date), with interest, to the subscriber.

(d) Any subscription for Shares received after the Initial Closing will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or in part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company, together with any interest accrued thereon. If any such subscription is rejected by the Company, the Company will promptly return, with interest, the Funds submitted with such subscription to the subscriber.

5. Representations, Warranties and Covenants of the Purchaser.

(a) The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Shares subscribed are being acquired for the Purchaser's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such Shares.

(c) The Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(d) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(e) With respect to the legal and tax aspects of the investment, the Purchaser has relied solely upon the advice of the Purchaser's own legal and tax advisors.

(f) The Purchaser understands that no market is likely to exist for the Shares and the Purchaser does not anticipate the need to sell the Shares subscribed in the foreseeable future.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last page of this Agreement.

6. **Notices**. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to President, Third Street Bancshares, Inc., P.O. Box 755, 115 Third Street, Marietta, Ohio 45750, or to such other address as the Company may specify by written notice to the Purchasers, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of Unites States' mail, addressed and postage prepaid as aforesaid.

7. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

8. **Parties in Interest**. This Agreement shall be binding upon and inure to the benefit of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any right or benefit hereunder.

9. **Choice of Law**. This Agreement is made under the laws of the State of Ohio, and for all purposes shall be governed by and construed in accordance with the laws of that state, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

10. **Headings**. Section and paragraph headings used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

11. **Execution in Counterparts**. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

12. **Survival of Representations and Warranties**. The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefor.

13. **Restrictions on Sale or Transfer**. The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A of the Securities and Exchange Commission, and applicable state securities laws. The Purchaser hereby consents to the placing of a restrictive legend upon his/her Share certificate(s), stating that the securities represented by the certificate(s) have not been registered under the Act or any state securities laws, that the securities have been sold in reliance upon exemption from registration provided by Section 3(b) of the Act and Regulation A of the Securities and Exchange Commission, and that the securities may not be sold, transferred, pledged, hypothecated, exercised or otherwise conveyed unless in compliance with the registration provisions of the Act and state securities law or unless an exemption from federal and state registration is available.

______ Initials THESE SECURITIES ARE NOT DEPOSITS. THESE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

______ Initials THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION NOR HAS THE FEDERAL DEPOSIT INSURANCE CORPORATION PASSED ON THE ADEQUACY OR ACCURACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

THIRD STREET BANCSHARES, INC.

By:________________________________
Title:

____
Signature of Purchaser

____
Print Name of Purchaser

Address: ____________________________

____

Purchaser's State of Residence:________________

Social Security or Tax ID No.________________

Telephone Number (___) ___-__________

000113

EXHIBIT NO. 6(d)

LEASE

This lease is made this 15th day of January, 2001 by and between **SETTLERS BANK** ("LANDLORD"), 115 Third Street, P.O. Box 755, Marietta, OH 45750, and **PRIME SOLUTIONS SECURITIES** ("TENANT"), 17601 West 130th Street, Suite 7, Cleveland, OH 44133.

WITNESSETH

Tenant desires to lease certain premises from Landlord and Landlord desires to lease certain premises to Tenant upon the terms and conditions herein set forth.

Therefore, in consideration of the mutual covenants herein contained, the parties agree as follows:

ARTICLE ONE
-DESCRIPTION OF LEASED PREMISES-

Landlord leases to Tenant and Tenant leases from Landlord Office 109 of the Settlers Bank Building, 115 Third Street, P.O. Box 755, Marietta, OH 45750 ("the Leased Premises") further identified on Exhibit A attached hereto. Said office contains approximately 300 square feet of space.

During the term of this lease, the parties may add or delete premises to or from the operation of this lease, any such modification to be evidenced in writing by an appropriate lease amendment signed by parties.

ARTICLE TWO
-USE-

The leased premises are leased to the Tenant to be used solely for the marketing of "Financial Products and Services" and for no other purpose.

Tenant shall be duly licensed as required by nature of Tenant's business.

Tenant shall at all times during the term of this lease adhere to rules and regulations prescribed by Landlord for the management and operation of the leased premises with due regard to the rights of Landlord, its employees, agents and customers. Tenant shall conduct his affairs in a businesslike manner and shall not allow the leased premises to be used for any disorderly or unlawful purpose. Tenant shall not disturb or interfere with the business and affairs of Landlord or Landlord's employees, agents or customers.

At all times, Tenant shall conduct business in the name of the companies which he/she represents and with appropriate signs and written disclosures to prospective customers. Tenant shall not put up any signs or posters within the building or elsewhere within the leased premises without the Landlord's prior approval.

ARTICLE THREE
-TERM-

The term of this lease shall commence on ("Lease Commencement Date") and shall continue thereafter for a term ending on the last day of the 12th full calendar month following the month in which the Lease Commencement Date occurs.

Tenant shall have the right at its option to renew and extend the term of this lease as to any (or all) of the leased premises for successive renewal terms of twelve (12) calendar months or more by giving Landlord written notice of such election at least ninety (90) days prior to expiration of the current term. Prior to commencement of the applicable renewal term, the parties shall agree in writing on the monthly rent applicable during the renewal term. Should no such agreement be reached upon rent due for the renewal term, Tenant's notice to extend shall be considered null and void and of no effect and this lease shall terminate upon expiration of the then current term.

Notwithstanding anything herein contained to the contrary, either party may terminate this lease as to any Leased Premises, with or without cause, upon giving sixty (60) days written notice to the other.

ARTICLE FOUR
-RENT-

Starting on the last day of each month throughout the term of this lease, including any extensions, Tenant covenants to pay to Landlord monthly rental for the leased premises. Monthly rental for the leased premises during the initial term as set forth in Article Three shall be Five Hundred and 00/100 Dollars.

After the Initial Term, if this lease is extended, rent shall be adjusted by agreement of the parties as set forth in Article Three (in default of the parties to agree on such rent adjustment, this lease shall terminate as provided in Article Three).

Notwithstanding the agreement herein contained for the payment of rent, Landlord shall not be considered or held as the partner, joint venturer, associate or agent of Tenant in the conduct of Tenant's business.

ARTICLE FIVE
-SERVICES AND PROPERTY CONDITION-

Landlord will furnish rest rooms, parking, trash removal, heat, light, air-conditioning, receptionist service, and janitorial service on the same basis as provided to other portions of the building where the Leased Premises are located. Landlord shall also provide all furniture, fixtures and equipment as is normal in the performance of Tenant's services. Further, the staff hired to perform Tenant's services shall be Dual Employees of Landlord and Tenant and shall only be hired with Landlord's approval. Landlord shall be totally responsible for the payment of all Dual Employee's fringe benefits and shall perform gross and net payroll functions for all Dual Employees. Tenant, having inspected the Leased Premises, accepts the same in "as is" condition. Tenant shall repair any damage to the leased premises caused by the negligence or misuse of Tenant, its employees, agents, customers, suppliers, invites and visitors. Tenant shall make no alterations or modifications to the leased premises, structural or non-structural, without Landlord consent. Upon expiration of this lease, Tenant shall, without further demand or notice, return the premises to Landlord broom-clean and in good order, free of trash and debris. Any personal property not removed by Tenant shall be deemed abandoned.

ARTICLE SIX
-LIABILITY/INDEMNITY-

Landlord shall not be liable for any debts or liabilities of Tenant or for any damage of any kind to Tenant's property resulting from any defect of plumbing, heating or air-conditioning or electrical equipment, or the bursting or leaking of pipes, drains, or the escape of steam or water or resulting from any other cause whatsoever. All personal property of Tenant in or about the leased premise shall be and remain at Tenant's sole risk. Landlord shall not be liable for any personal injury (including death) to any employees, agents, customers or invites of Tenant arising from the use, occupancy or condition of the leased premises.

Tenant shall indemnify and hold Landlord harmless from and against all losses, claims, damages, liability, actions, costs or expenses (including attorneys fees) arising out of or based upon (i) the sale of any product; (ii) the conduct of Tenant's business within the leased premises and the use and occupancy of the premises by Tenant; or (iii) the negligence or willful act or failure to act of Tenant or any of its agents or employees.

ARTICLE SEVEN
-ASSIGNMENT OF SUBLEASE-

Tenant shall not assign this lease or sublet the Leased Premises or any portion thereof or permit others to occupy it without Landlord's written consent which may be granted or withheld in Landlord's sole discretion.

ARTICLE EIGHT
-SERVICES/CONFIDENTIALITY/EXCLUSIVITY-

Only those Products and Services identified on Exhibit B shall be marketed from the premises. Each product or service sold shall be identified as that of Tenant or of a provider of which Tenant is a duly authorized representative. Landlord will make available to its customers such information concerning the Products and Services as is provided by Tenant and as is acceptable to Landlord and will undertake to introduce to Tenant any customer who indicates interest in Tenant's products or services. Any information concerning the Products or Services shall make clear Tenant's independent status. Tenant will make available to its customers such information concerning the Products and Services as is provided by Landlord and as is acceptable to Tenant and will undertake to introduce to Landlord any customer who indicates interest in Landlord's products or services. Any information concerning the Tenant's Products or Services shall make clear Landlord's independent status.

It is further understood that the Landlord has proprietary ownership of all bank customers and Tenant shall not sell or provide any information to any other outside concern, business, individual or company/corporation.

The Tenant's Joint Employee(s)/Agent(s) further agrees he/she will not at any time before or after any such termination of this contract disclose to any other firm, person or corporation any information concerning the business of the Landlord which he/she may have acquired as a Joint Employee/Agent for the Tenant, either for his/her benefit or to the detriment of the Landlord.

ARTICLE NINE
-DEFAULT-

In the event Tenant fails to carry out any of the terms or conditions of this lease and such default continues for ten days following written notice, Landlord may terminate this lease by notice to Tenant. Upon such termination, (i) all rights of Tenant to use and occupy the premises shall end; (ii) Tenant shall vacate the premises and surrender same to Landlord quietly and peacefully; and (iii) all obligations of Tenant to pay any accrued rent shall terminate.

ARTICLE TEN
-MISCELLANEOUS-

This lease contains the entire agreement of the parties as to the subject matter herein and may be modified or changed only by agreement in writing signed by the parties hereto. This agreement shall be governed by the laws of the State of Ohio. Any notices required or permitted in this agreement shall be in writing and shall be deemed given if delivered in person or if mailed by certified mail, postage prepaid, as follows:

Landlord: Settlers Bank – James A. Meagle, Jr., President

Tenant: Prime Solutions Securities, Victor L. Bull, President

IN WITNESS WHEREOF, the parties have signed this Lease on the dates as shown below.

SETTLERS BANK

By: [signature]
James A. Meagle, Jr.
President and CEO

Date: January 15, 2001

PRIME SOLUTIONS SECURITIES, INC.,
an Ohio Corporation

By: [signature]
Victor L. Bull
President

Date: January 15, 2001

000118

EXHIBIT A


THE SETTLERS BANK
115 Third Street • Marietta, Ohio
JOEL SNYDER ASSOCIATES
Columbus, Ohio
FIRST FLOOR PLAN

EXHIBIT B

Schedule of Approved Products and Services including but not limited to:

- Any and all financial products or services including mutual funds, stocks, corporate and municipal bonds and government obligations.
- Any and all estate planning and financial planning services.
- Any and all asset management and asset allocation programs and products.
- Any and all fixed and variable annuity products.
- Any and all insurance programs and products.

EXHIBIT NO. 9

ESCROW AGREEMENT

ESCROW AGREEMENT, dated March 11, 2002, by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and Park National Bank (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company proposes to offer 50,000 shares of its no par common stock for a price of Thirty Dollars ($30.00) per share, substantially upon the terms set forth in that certain Form 1-A, Regulation A Offering Statement, to be filed with the SEC on or about March 8, 2002, as may be amended from time to time (the "Offering"); and

WHEREAS, until the sale of 33,334 shares in the Offering, the Company desires to place all proceeds from the sale of such shares of the Company in an escrow account established with the Escrow Agent;

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent, and the Escrow Agent hereby accepts such appointment, to hold certain funds deposited on behalf of the Company with the Escrow Agent in escrow pursuant to the terms of the Agreement.

2. Establishment of Escrow Account. The parties hereby establish an interest-bearing escrow account with the Escrow Agent (the "Escrow Account"). All funds deposited into the Escrow Account (the "Escrow Funds") will earn interest at a variable rate per annum calculated from the time the Escrow Funds are placed in the Escrow Account until disbursed pursuant to this Agreement. The Escrow Funds received by the Escrow Agent will be invested in accordance with (i) Rule 15c2-4 of the Securities Exchange Act of 1934 ("Act") in bank accounts, including savings accounts and bank money market accounts of the Escrow Agent, or (ii) Rule 15c2-4-b(2) of the Act in short-term certificates of deposit issued by a bank, including Escrow Agent, or short-term securities issued or guaranteed by the United States Government. The Escrow Agent will not invest the Escrow Funds in any otherwise permissible investment if that investment's maturity date extends beyond the termination date of the Escrow Period (as hereinafter defined) unless the investment can readily be disposed of on or before the termination of the Escrow Period without any dissipation of the Escrow Funds invested. Any interest earned on the Escrow Funds will be distributed as hereinafter provided. The Escrow Agent will not be liable, in its capacity as Escrow Agent under this Agreement, to the Company for any losses which may be caused by any decline in the value of any securities in which the Escrow Funds have been invested in compliance with this Section; provided, however, that nothing in this

sentence limits any liability which the Escrow Agent may have for acting or failing to act in a capacity other than as Escrow Agent under this Agreement.

3. Deposits into Escrow Account. The Company, or underwriters acting on behalf of the Company, shall deliver all monies received for the payment of shares purchased in connection with the Offering to the Escrow Agent for deposit into the Escrow Account, together with a written account of each sale, which account shall set forth the purchaser's name, address and Social Security number, the number of shares purchased, the amount paid for such shares and whether the consideration received was in the form of a check, draft or money order. The Company, or the underwriters as the case may be, shall instruct purchasers to make checks for the shares purchased payable to the order of the Escrow Agent. Any checks received which are made payable to any party other than the Escrow Agent shall be returned to the purchaser who submitted the check and not accepted.

4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $1,000,020.00 in deposited funds (the "Required Amount"); or

B. August 31, 2002 unless extended by the Company to a date no later than March 1, 2003.

During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amount deposited into the Escrow Account shall become the property of the Company, or any other entity, or be subject to the debts of the Company or any other entity.

5. Disbursements from the Escrow Account. In the event the Escrow Agent does not receive the Required Amount prior to the termination of the Escrow Period, the Escrow Agent shall promptly refund to each purchaser the amount received from the purchaser, together with interest as contemplated by Section 2 above, without deduction, penalty, or expense to the purchaser, and the Escrow Agent shall notify the Company of its distribution of the Escrow Funds.

In the event the Escrow Agent received the Required Amount prior to termination of the Escrow Period, in no event shall the Escrow Funds be released until such money is received by the Escrow Agent in collected funds. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of immediately available funds.

Upon receipt by the Escrow Agent of the Required Amount in collected funds prior to termination of the Escrow Period, the Escrow Agent shall disburse directly to the Company one hundred percent (100%) of such Escrow Funds, together with interest as contemplated by Section 2 above.

6. Collection Procedure. The Escrow Agent is hereby authorized to forward each check for collection and, upon collection of the proceeds of each check, deposit the collected proceeds into the Escrow Agent. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid. .

Any check returned unpaid to the Escrow Agent shall be returned to the purchaser that submitted the check. In such cases, the Escrow Agent shall promptly notify the Company of such return.

If the Company rejects any purchase by a purchaser for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected purchaser. If the Company rejects any purchase by a purchaser for which the Escrow Agent has not yet collected funds but has submitted the purchaser's check for collection, the Escrow Agent shall promptly issue a refund check to the rejected purchaser after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected purchaser's check for collection, the Escrow Agent shall promptly remit the purchaser's check directly to the purchaser. The Escrow Agent's obligations under this Section 6 to return funds and/or checks to purchasers shall not commence until the Escrow Agent has received proper instructions and the necessary information from the Company.

7. Escrow Agent Compensation. For its services hereunder, the Escrow Agent shall receive a fee from the Company of One Thousand Seven Hundred Fifty Dollars ($1,750.00) payable upon execution of this Agreement. In the event that the Escrow Period shall terminate without the Required Amount being deposited into the Escrow Account, the Escrow Agent shall be entitled to receive an additional Five Hundred Dollars ($500.00) from the Company plus an amount equal to Ten Dollars ($10.00) per each purchaser who submitted funds for the purchase of shares (the "Additional Fee"). For purposes of the calculation of the Additional Fee, multiple purchasers who purchase shares "jointly", as "tenants in common", "jointly with rights of survivorship" or similar designation shall be treated as one (1) purchaser.

8. Liability of Escrow Agent. The Escrow Agent shall not:

A. Incur any liability whatsoever except for willful misconduct or gross negligence so long as the Escrow Agent shall have acted in good faith; or

B. Have any obligation in respect of the Escrow Funds, other than to faithfully follow the provisions of the Agreement; or

C. Be required to defend any legal proceedings which may be instituted against it in respect of this Agreement unless indemnified to the satisfaction of the Escrow Agent against the cost and expenses of such defense, including reasonable fees of legal counsel; or

D. Be required to institute legal proceedings of any kind. In the event that any legal action is instituted against the Escrow Agent in its capacity as Escrow Agent, the Escrow Agent may interplead the Company in such action and may deposit with the Court in which such action is pending the Escrow Funds which are the subject of such action, and, in such event, the Escrow Agent shall thereupon be relieved of and discharged from any and all obligations and liabilities under and pursuant to this Agreement in respect of such funds so deposited with said Court; or

E. Be required to be familiar with the provisions of any other instrument or agreement such as offering circulars or subscription agreements, and shall not be responsible for any representations, warranties or covenants in any other instruments or agreement.

9. Miscellaneous Provisions.

A. All notices, requests, instructions or other communications required or permitted to be given under this Agreement shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by certified mail, postage prepaid, to each party as follows:

If to the Company:

Third Street Bancshares, Inc.
Attention: Mr. James A. Meagle, Jr.
P. O. Box 755
115 Third Street
Marietta, Ohio 45750

If to the Escrow Agent:

Park National Bank
Attention: Mr. John S. Gard
P. O. Box 3500
50 North Third Street
Newark, Ohio 43058-3500

Any party to this Agreement may, by notice given to the other party, in accordance with this Paragraph 9, designate a new address for the giving of notice, requests, instructions or other communications to such designating party. Anything contained in this Paragraph 9 or elsewhere to the contrary notwithstanding, notice of any action may be given to any party hereto by mailing a copy of said notice by certified mail, postage paid, to the last known address of such party, and any notice so given shall be deemed to have been duly given when deposited in the mail.

B. This Agreement may be amended from time to time by any agreement in writing executed by all of the parties hereto, but no such amendment shall materially alter or change the substance or effect of this Agreement nor be prohibited by law.

C. This Agreement shall be construed and interpreted under and governed and enforced in accordance with the laws of the State of Ohio.

D. This Agreement shall inure to the benefit of and be binding upon the representatives, successors and assigns of each of the parties hereto.

E. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be an original, but all of which, taken together, shall be deemed to constitute a single instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

THIRD STREET BANCSHARES, INC.

By: ______________________________
James A. Meagle, Jr., President & C.E.O.

PARK NATIONAL BANK

By: ______________________________
Title: AVP 70

000126

FIRST AMENDMENT TO ESCROW AGREEMENT

FIRST AMENDMENT TO ESCROW AGREEMENT (the "Amendment"), dated as of May 10, 2002, by and between Third Street Bancshares, Inc., an Ohio corporation (the "Company"), and Park National Bank (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Company and the Escrow Agent have entered into a certain Escrow Agreement, dated March 11, 2002 (the "Escrow Agreement"); and

WHEREAS, the parties desire to amend certain provisions of the Escrow Agreement as set forth below;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereby agree as follows:

1. Section 4 of the Escrow Agreement, entitled "Escrow Period," is deleted in its entirety and the following is inserted in lieu thereof:

> "4. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier to occur of the following dates:
>
> A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $1,000,020.00 in deposited funds (the "Required Minimum"); or
>
> B. September 30, 2002, unless extended by the Company to a date no later than March 31, 2003.
>
> During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amount deposited into the Escrow Account shall become the property of the Company, or any other entity, or be subject to the debts of the Company or any other entity."

3. Except as modified by this Amendment, the Escrow Agreement shall remain in full force and effect.

4. Terms used herein and not defined herein shall have their meanings set forth in the Escrow Agreement.

5. This Amendment may be executed in any number of counterparts and a signature transmitted by fax shall be treated as an original.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

ESCROW AGENT:

PARK NATIONAL BANK

By: ______________________
John S. Gard, Assistant
Vice-President

COMPANY:

THIRD STREET BANCSHARES, INC.

By: ______________________
James A. Meagle, Jr.
President & CEO

5. This Amendment may be executed in any number of counterparts and a signature transmitted by fax shall be treated as an original.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

ESCROW AGENT:	COMPANY:
PARK NATIONAL BANK	THIRD STREET BANCSHARES, INC.
By: ______________________	By: ______________________
John S. Gard, Assistant Vice-President	James A. Meagle, Jr. President & CEO

000129

EXHIBIT NO. 10(a)

HTM&I

Harman, Thompson, Mallory & Ice, A.C.
Certified Public Accountants

CONSENT

The undersigned, Harman, Thompson, Mallory & Ice, A.C., hereby consents to the use of the Third Street Bancshares, Inc. and Subsidiary Consolidated Financial Statements, as of and for the periods ending December 31, 2001, and December 31, 2000, including the notes thereto, in connection with that certain amended Form 1-A Regulation A Offering Statement of Third Street Bancshares, Inc. filed with the Securities and Exchange Commission on or about May 10, 2002, as may be amended.

Harman, Thompson, Mallory & Ice A.C.

000131

Parkersburg, West Virginia
May 10, 2002

TOWNE SQUARE, P.O. BOX 149, PARKERSBURG, WEST VIRGINIA 26102-0149 304/485-6584

EXHIBIT NO. 10(b)

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an Offering Statement filed with the Securities and Exchange Commission by Third Street Bancshares, Inc., an Ohio corporation, pursuant to Regulation A, in connection with a proposed offering of up to 50,000 common shares with no par value to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the Offering Statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Date: 4/1/02

COMMUNITY BANC INVESTMENTS, INC.

By: [signature] President
Title:

EXHIBIT NO. 11

SHULER, PLANK & BRAHM
A LEGAL PROFESSIONAL ASSOCIATION
145 E. RICH STREET
COLUMBUS, OHIO 43215-5240
TELEPHONE (614) 228-4546
TELECOPIER (614) 228-1472
E-MAIL: email@spb-law.com

GORDON P. SHULER
DONALD T. PLANK
RICHARD C. BRAHM
MARK A. PETERSON
PATRICK H. BOGGS

MICHAEL F. RYAN
FRANKLIN E. ECK, JR.
SAMANTHA A. SHULER
CATHERINE A. CUNNINGHAM
DAVID WATKINS

May 14, 2002

Third Street Bancshares, Inc.
P.O. Box 755
115 Third Street
Marietta, Ohio 45750

Ladies and Gentlemen:

We have acted as special counsel for Third Street Bancshares, Inc., an Ohio corporation (the "Company"), in connection with the offering and sale by the Company of a minimum of 33,334 and a maximum of 50,000 common shares pursuant to that certain Offering Statement of the Company, dated May 14, 2002 (the "Offering Statement").

We have examined such documents, records and matters of law as we have deemed necessary for purposes of this opinion.

Based upon the foregoing, we are of the opinion that the shares of the Company contemplated by the Offering Statement will, upon payment for and delivery thereof, be non-assessable, duly authorized and validly issued.

We are licensed to practice law in the State of Ohio and do not purport to be experts in the laws of any other jurisdiction. Accordingly, the opinions herein are expressed and limited to the laws of the State of Ohio in effect on the date hereof. No opinion is expressed herein with respect to any federal or state securities or Blue Sky laws. This opinion may not be assigned, quoted or otherwise used, except as provided herein, without our specific prior written consent. Notwithstanding the foregoing, we consent to the filing of the opinion by the Company with the Securities and Exchange Commission in connection with the Offering Statement.

SHULER, PLANK & BRAHM
A Legal Professional Association

By: ______________________
Mark A. Peterson